Annual Information Form dated February 25, 2026

Table of Contents

1	Advisories
2	Abbreviations
3	Corporate Structure
4	General Development of the Business
6	Description of Suncor’s Businesses
6	Oil Sands
9	Exploration and Production
10	Refining and Marketing
13	Other Suncor Businesses
14	Suncor Employees
14	Ethics, Social and Environmental Policies
15	Statement of Reserves Data and Other Oil and Gas Information
16	Oil and Gas Reserves Tables and Notes
20	Future Net Revenues Tables and Notes
25	Additional Information Relating to Reserves Data
31	Industry Conditions
34	Risk Factors
34	Dividends
35	Description of Capital Structure
37	Market for Securities
38	Directors and Executive Officers
43	Audit Committee Information
44	Legal Proceedings and Regulatory Actions
44	Interests of Management and Others in Material Transactions
44	Transfer Agent and Registrar
44	Material Contracts
44	Interests of Experts
44	Disclosure Pursuant to the Requirements of the NYSE
44	Additional Information
45	Advisory – Forward-Looking Statements and Non-GAAP Financial Measures
Schedules
A-1	SCHEDULE “A” – AUDIT COMMITTEE MANDATE
B-1	SCHEDULE “B” – SUNCOR ENERGY INC. POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
C-1	SCHEDULE “C” – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
D-1	SCHEDULE “D” – FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Advisories

In this Annual Information Form (AIF), references to “Suncor” or “the company” or “Suncor Energy” mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libyan operations, which are presented on an economic basis.

References to the 2025 audited Consolidated Financial Statements mean Suncor’s audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the notes thereto and the auditor’s report thereon, as at and for the years ended December 31, 2025 and 2024. References to the annual 2025 MD&A mean Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2025, dated February 25, 2026.

This AIF contains forward-looking statements and forward-looking information based on Suncor’s current plans, expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, many of which are beyond the company’s control. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this AIF and the company’s annual 2025 MD&A under the heading Risk Factors, which section is incorporated by reference herein and available on Suncor’s SEDAR+ profile at sedarplus.ca. Users of this information are cautioned that actual results may differ materially from those expressed or implied by the forward-looking statements contained herein. Refer to the Advisory – Forward-Looking Statements and Non-GAAP

Financial Measures section of this AIF for information on risk factors and the material assumptions underlying the forward-looking statements.

Information contained in or otherwise accessible through Suncor’s website at www.suncor.com does not form a part of this AIF and is not incorporated into this AIF by reference.

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Abbreviations

Measurement, Products and Markets
mbbls	thousands of barrels
mbbls/d	thousands of barrels per day
mmbbls	millions of barrels
GHG	greenhouse gas
mmbtu	millions of British thermal units
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
NGL(s)	natural gas liquid(s)
SAGD	steam assisted gravity drainage
SCO	synthetic crude oil
SO2	sulphur dioxide
MW	megawatts
Mt	megatonnes
WCS	Western Canadian Select
WTI	West Texas Intermediate

Places and Currencies
U.S.	United States
U.K.	United Kingdom
$ or Cdn$	Canadian dollars
US$	United States dollars

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Corporate Structure

Name, Address and Incorporation

Suncor Energy Inc. (formerly Suncor Inc.) was originally formed by amalgamation under the Canada Business Corporations Act (the CBCA) on August 22, 1979, of Sun Oil Company Limited, incorporated in 1923, and Great Canadian Oil Sands Limited, incorporated in 1953. On January 1, 1989, the company amalgamated with a wholly owned subsidiary under the CBCA. The company amended its Articles in 1995 to move its registered office from Toronto, Ontario, to Calgary, Alberta, and in April 1997 to adopt the name, “Suncor Energy Inc.”

Pursuant to an arrangement under the CBCA, which was completed effective August 1, 2009, Suncor amalgamated with Petro-Canada to form a single corporation continuing under the name “Suncor Energy Inc.” On January 1, 2017, November 20, 2023, and January 1, 2024, Suncor amalgamated with certain of its wholly owned subsidiaries under the CBCA.

Suncor’s registered and head office is located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

Intercorporate Relationships

Suncor’s material subsidiaries, the voting securities of which were held either directly or indirectly by the company as at December 31, 2025, are shown below.

Name	Jurisdiction Where Organized	Percentage Owned
Canadian operations
Suncor Energy Oil Sands Limited Partnership	Alberta	100%
Suncor Energy Products Partnership	Alberta	100%
Suncor Energy Marketing Inc.	Alberta	100%
Canadian Oil Sands Partnership #1	Alberta	100%
Fort Hills Energy Limited Partnership	Alberta	100%
U.S. operations
Suncor Energy (U.S.A.) Marketing Inc.	Delaware	100%
Suncor Energy (U.S.A.) Inc.	Delaware	100%

The company’s remaining subsidiaries each accounted for (i) less than 10% of the company’s consolidated assets as at December 31, 2025, and (ii) less than 10% of the company’s consolidated revenues for the fiscal year ended December 31, 2025. In aggregate, the company’s remaining subsidiaries accounted for less than 20% of the company’s consolidated assets as at December 31, 2025, and less than 20% of the company’s consolidated revenues for the fiscal year ended December 31, 2025.

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General Development of the Business

Overview

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.

Three-Year History

Over the last three years, the following events have influenced the general development of Suncor’s business.

2023

●	Share repurchase program. In 2023, Suncor repurchased approximately 52.0 million of its common shares, or the equivalent of 3.9% of its issued and outstanding common shares as at December 31, 2022, at an average price of $42.96 per common share.
●	Sale of wind and solar assets. In the first quarter of 2023, Suncor completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs.
●	Acquired additional interest in Fort Hills. On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million from Teck Resources Limited, bringing the company’s working interest to 68.76%. The effective date of the transaction was November 1, 2022.
●	Rich Kruger appointed President and Chief Executive Officer. Mr. Kruger was named Suncor’s President and Chief Executive Officer.
●	Sale of U.K. assets. In the second quarter of 2023, Suncor completed the sale of its U.K. Exploration and Production (E&P) portfolio for gross proceeds of $1.1 billion, before closing adjustments and other closing costs.
●	Co-ownership agreement with North Atlantic. In the first quarter of 2023, Suncor entered into a co-ownership agreement with North Atlantic to combine retail fuel networks and will include the rebranding of a number of North Atlantic’s sites to the Petro-Canada™ brand.
●	Petro-Canada™ and Canadian Tire Corporation partnership. In the second quarter of 2023, Petro-Canada™ and Canadian Tire Corporation entered into a partnership that will result in the rebranding of over 200 Canadian Tire retail fuel sites to the Petro-Canada™ brand, partnering of their loyalty programs, and make Suncor the primary fuel provider for Canadian Tire Corporation’s retail fuel network.
●	Workforce reductions. During the second half of 2023, Suncor completed workforce reductions of approximately 1,500 employees.
●	Terra Nova returns to production. In the fourth quarter of 2023, the Terra Nova Floating, Production, Storage and Offloading (FPSO) vessel safely restarted production.
●	Dividend increase. In the fourth quarter of 2023, the Board approved a quarterly dividend of $0.545 per share, an increase of approximately 5% over the prior quarter dividend.
●	Acquired remaining interest in Fort Hills. On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023.
●	Issuance of senior notes. During the fourth quarter of 2023, Suncor issued $1.0 billion aggregate principal amount of 5.60% senior unsecured medium term notes and $500 million aggregate principal amount of 5.40% senior unsecured medium term notes, due on November 17, 2025, and November 17, 2026, respectively, to finance the acquisition of TotalEnergies Canada.

2024

●	Share repurchase program. In 2024, Suncor repurchased approximately 55.6 million of its common shares, or the equivalent of 4.3% of its issued and outstanding common shares as at December 31, 2023, at an average price of $52.33 per common share.
●	New cogeneration facility begins operating. In the fourth quarter of 2024, the company began operating an 800 MW cogeneration facility to replace the coke-fired boilers at Oil Sands Base Plant, which provides the steam generation required for extraction and upgrading activities at a lower cost. The cogeneration facility also generates lower-carbon-intensive power for Alberta’s power grid.
●	Executed debt tender offer. In the third quarter of 2024, the company completed a debt tender offer and repurchased $1.1 billion aggregate principal amount of certain series of the company’s outstanding notes, capturing significant economic value and reducing future interest obligations.
●	Dividend increase. In the fourth quarter of 2024, the Board approved a quarterly dividend of $0.57 per share, an increase of approximately 5% over the prior quarter dividend.

2025

●	Share repurchase program. In 2025, Suncor repurchased approximately 55.3 million of its common shares, or the equivalent of 4.4% of its issued and outstanding common shares as at December 31, 2024, at an average price of $54.68 per common share.
●	White Rose resumes production. Production at White Rose was safely restarted in the first quarter of 2025, with output returning to normal levels in the second quarter of the year.
●	Syncrude Mildred Lake Mine Extension West (MLX-W) achieves first ore. In the second quarter of 2025, Syncrude reached a key milestone with first ore extraction from the MLX-W project.

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●	Upgrader 1 coke drum integrity project (CDIP) completed. This project, completed in 2025, is expected to extend Upgrader 1’s life by 30 years and reduce future costs.
●	Maintenance intervals extended. At Upgrader one the new coke drums and reliability improvements have enabled turnaround interval extensions from five to six years. At Fort Hills, primary separation cell outages have been extended from six-month to annual intervals. In the downstream, reliability improvements have also resulted in longer intervals between planned maintenance.
●	Completion of Fort Hills mine improvement plan. In 2025, Fort Hills successfully completed the three-year mine improvement plan achieving 90% of nameplate capacity.
●	Issuance of senior notes. During the fourth quarter of 2025, Suncor issued $500 million of 2.95% senior unsecured medium term notes and $500 million of 3.55% senior unsecured medium term notes, due on November 14, 2027, and November 14, 2030, respectively, to finance the repayment of existing debt.
●	Investor Day targets achieved one year early. Suncor achieved its 2024 Investor Day three-year targets a full year ahead of schedule.
●	Dividend increase. In the fourth quarter of 2025, the Board approved a quarterly dividend of $0.60 per share, an increase of approximately 5% over the prior quarter dividend.

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Description of Suncor’s Businesses

Suncor has classified its operations into the following segments: Oil Sands, Exploration & Production (E&P), Refining & Marketing (R&M), and Corporate & Eliminations.

Oil Sands

Located in the Athabasca oil sands in northeast Alberta, Suncor’s Oil Sands segment produces bitumen from mining operations at Base Plant Mine, Syncrude, and Fort Hills and In Situ operations at Firebag and MacKay River. Suncor has integrated upgrading facilities at Base Plant and Syncrude, where bitumen is either upgraded into synthetic crude oil (SCO) or blended with diluent for refinery feedstock or direct sale to market.

Regional Integration

The Oil Sands segment is regionally integrated, giving it the ability to transport bitumen and intermediate production between assets in the region. Base Plant acts as the hub, with both Fort Hills and In Situ having the ability to transport production directly to Base Plant. Syncrude’s Mildred Lake site is connected to Base Plant by bi-lateral interconnecting pipelines. This integration allows Suncor to move production within the region to maximize value through upgrading and to minimize maintenance impacts.

Oil Sands Production

Production Summary (mbbls/d)	2025	2024
Oil Sands Bitumen Production
Base Plant Mine	262.5	261.9
Fort Hills Mine	175.4	168.0
Syncrude Mine	221.5	211.0
In Situ
Firebag	244.7	233.8
MacKay River	33.4	32.3
Total Oil Sands Bitumen Production	937.5	907.0
Upgraded – Net SCO and Diesel Production
Oil Sands Operations(1)	343.7	345.8
Syncrude	204.8	198.4
Inter-asset transfer and consumption	(29.4)	(28.1)
Total Upgraded Net SCO and Diesel Production	519.1	516.1
Non-Upgraded Bitumen Production
Oil Sands Operations(1)	160.9	141.8
Fort Hills	175.4	168.0
Syncrude	2.3	1.1
Inter-asset transfer and consumption	(58.3)	(53.2)
Total Non-Upgraded Bitumen	280.3	257.7
Total Oil Sands Production Volumes	799.4	773.8

(1)	Oil Sands operations consists of: Oil Sands Base operations and In Situ operations.

Mining Operations

Suncor has two wholly owned mining operations, Oil Sands Base and Fort Hills, and owns a 58.74% interest in the Syncrude joint operation, all of which are open-pit mining operations. Suncor has been the operator of the Syncrude joint operation since September 30, 2021.

Oil Sands Base Mining

Bitumen at Oil Sands Base Plant Mine is mined from the Millennium area, which began production in 2001, and the North Steepbank area, which began production in 2011. Shovels are used to excavate oil sands bitumen ore, which is trucked to primary extraction where a slurry of hot water, sand and bitumen is delivered via a pipeline to the extraction plants. Naphtha is added to the bitumen froth, which is then centrifuged to separate impurities, minerals and coarse tailings.

Suncor continues to progress the phased implementation of Autonomous Haulage Systems (AHS) at its mines to lower costs and improve productivity and safety performance. AHS has been deployed at Oil Sands Base mine and is expected to be deployed at Syncrude Mildred Lake in 2026, with Fort Hills to follow.

Fort Hills Mining

Fort Hills mine is north of Oil Sands Base operations. Fort Hills started production in 2018. Fort Hills operations are substantially similar to those of Suncor’s Oil Sands Base mining and extraction assets; however, Fort Hills uses a paraffinic froth treatment process to produce a marketable

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bitumen product that is partially decarbonized, resulting in a higher-quality bitumen requiring less diluent to transport and eliminating the need for on-site upgrading facilities.

Syncrude Mining

Syncrude mining and extraction operations are similar to those at Oil Sands Base. Syncrude began producing in 1978 and is located north and east of Oil Sands Base operation. It includes mining operations at Mildred Lake and Aurora North. In the second quarter of 2025, Syncrude achieved first ore extraction from the MLX-W project. The project is expected to sustain bitumen production levels at the Mildred Lake site, using existing mining and extraction facilities, as the Mildred Lake North Mine approaches its end of life. The Mildred Lake Extension East (MLX-E) program is expected to follow the MLX-W development with spending starting in 2026.

Other Mining Leases

Suncor directly owns interests in several other mineable oil sands leases, including Base Mine Extension (100%) and Audet (100%). Suncor undertakes exploratory drilling programs on such leases from time to time as part of its bitumen supply strategy. Suncor indirectly owns interests in other mineable oil sands leases, including Lease 29, Lease 30 and Lease 31, through the company’s interest in Syncrude.

In Situ Operations

Suncor’s In Situ operations include bitumen production from Firebag and MacKay River, as well as supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ operations use SAGD technology for producing bitumen from oil sands deposits that are too deep to be mined. Steam and electricity for operations are supplied through Once Through Steam Generators (OTSGs) and cogeneration units fuelled by both purchased and produced natural gas.

Firebag

Production from Firebag commenced in 2004. The Firebag complex has central processing facilities with a nameplate capacity of 215 mbbls/d of bitumen.

MacKay River

Production from MacKay River commenced in 2002. The MacKay River central processing facilities have a bitumen processing capacity of 38 mbbls/d. Steam and power for operations are provided by a third-party owned and operated, on-site cogeneration unit as well as four OTSGs.

Other In Situ Leases

Suncor holds a large portfolio of In Situ lands in proximity to Fort McMurray, including a 100% working interest in Lewis, a 100% working interest in Firebag South, a 77.78% working interest in OSLO, a 75% working interest in Meadow Creek, and interests varying from 25% to 50% in Chard. Lewis has received regulatory approval for future production.

Technology

Expanding Solvent SAGD (ES-SAGD) is an enhancement of SAGD technology that accelerates bitumen production, reduces the steam-to-oil ratio and lowers GHG emissions intensity. The technology is expected to be ready for deployment in Suncor's In Situ projects by 2027.

The Enhanced Bitumen Recovery Technology (EBRT) process involves the replacement of steam with a hydrocarbon solvent to reduce steam requirements. The combined solvent and thermal effect has potential to increase energy efficiency and reduce water use from oil sands operations.

Upgrading Facilities

Base Plant

Base Plant upgrades bitumen to SCO with two upgraders with a combined nameplate capacity of 350 mbbls/d of SCO, producing both sour and sweet SCO. Upgrading processes also produce ultra-low sulphur diesel fuel and other byproducts. In 2025, the Upgrader 1 coke drum replacement project was completed, replacing eight coke drums and ancillary systems, and extending the life of the Upgrader 1 facility by an expected 30 years.

Syncrude

Upgrading technologies at Syncrude are similar to those used at Oil Sands Base, with the exception that Syncrude uses a fluid coking process that involves the continuous thermal cracking of the heaviest hydrocarbons. Upgrader nameplate capacity is 206 mbbls/d of SCO net to Suncor. At Mildred Lake, electricity is provided by a utility plant fuelled by natural gas and rich fuel gas from upgrading operations. Syncrude primarily produces a sweet SCO product, and each individual Syncrude owner is responsible for marketing its share of production.

Power Generation

Suncor operates cogeneration facilities at Oil Sands Base, Firebag, Fort Hills and Syncrude, generating excess electricity that is sold to the Alberta power grid. These facilities have an aggregate capacity of approximately 2,228 MW.

Sales of Principal Products

Primary markets for SCO and bitumen production from Suncor’s Oil Sands segment include refining operations in North America and Asia. Diesel production from upgrading operations is sold primarily in Western Canada and the U.S.

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	2025		2024
		% Operating		% Operating
Sales Volumes and Operating Revenues – Principal Products	mbbls/d	Revenues	mbbls/d	Revenues
SCO and diesel	520.4	62	513.2	65
Bitumen	278.6	35	260.8	34
Byproducts and other operating revenues(1)	n/a	3	n/a	1
	799.0		774.0

(1)	Operating revenues include revenues associated with excess electricity from cogeneration units.

Distribution of Products

Production from Suncor’s Oil Sands segment is gathered into facilities at the Enbridge Athabasca Terminal or the East Tank Farm, except for production from Syncrude, which is moved to market via the Pembina Alberta Oil Sands Pipeline.

Product moves from the Athabasca Terminal in the following ways:

●	To Edmonton, via the Oil Sands pipeline where the product is processed in Suncor’s Edmonton refinery, or sold to other local refiners.
●	To Hardisty, Alberta, on the Enbridge Athabasca Pipeline or the Enbridge Wood Buffalo Pipeline and the Enbridge Wood Buffalo Pipeline Extension.
●	To Edmonton via the Enbridge Waupisoo Pipeline, originating at Cheecham.

From Edmonton and Hardisty, where Suncor owns storage capacity and has additional capacity under contract, there are various options for delivering SCO and bitumen to customers:

●	To Suncor’s Commerce City Refinery via the Platte pipeline, and via the mainline from Rose Rock’s Platteville Terminal. Suncor owns and operates the Rocky Mountain Pipeline, which originates from Guernsey, Wyoming.
●	To Suncor’s Sarnia refinery on the Enbridge Mainline and to Suncor’s Montreal refinery from Sarnia on Enbridge’s Line 9.
●	To most major refining hubs via the Enbridge Mainline, Express/Platte, Keystone and Flanagan South pipeline systems.
●	To West Coast U.S refineries via the Trans Mountain Pipeline, and by rail.

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Exploration and Production

Suncor’s E&P segment consists of offshore operations off the east coast of Canada and onshore assets in Libya and Syria.

E&P Canada – Assets and Operations

Based in St. John’s, Newfoundland and Labrador, this business includes interests in four producing fields and future developments and extensions. Suncor is the only company with interests in every field currently in production in this region.

E&P Canada Production

Crude Oil Production (mbbls/d)	2025	2024
Terra Nova	10.7	11.4
Hibernia and Hibernia Southern Expansion	14.0	14.2
White Rose and White Rose Extension	3.8	—
Hebron	29.0	24.1
Total	57.5	49.7

Terra Nova

Suncor holds a 48% working interest in the Terra Nova oilfield. Terra Nova, which is approximately 350 kilometres southeast of St. John’s. Operated by Suncor, the production system is developed using an FPSO vessel that is moored on location. The Terra Nova oilfield is divided into three distinct areas, the Graben, the East Flank and the Far East, and began production in January 2002.

Hibernia and the Hibernia Southern Extension Unit

Suncor holds a non-operated interest in Hibernia (20% in the base project and 19.485% in the Hibernia Southern Extension Unit). The Hibernia oilfield, encompassing the Hibernia and Ben Nevis Avalon reservoirs, is approximately 315 kilometres southeast of St. John’s. Operated by Hibernia Management and Development Company Ltd., the production system is a fixed gravity-based structure that sits on the ocean floor. Hibernia commenced production in November 1997.

White Rose and the White Rose Extensions

White Rose is approximately 350 kilometres southeast of St. John’s and is operated by Cenovus Energy Inc., White Rose began production in 2005 and uses the SeaRose FPSO. Suncor holds a 40% working interest in the field. White Rose was taken offline for the SeaRose FPSO Asset Life Extension Project and did not produce in 2024 while the FPSO was in dry dock. In the first quarter of 2025 production at White Rose restarted and returned to normal production levels by the second quarter of 2025.

The White Rose Extensions include the North Amethyst, South White Rose Extension and West White Rose satellite fields (the Extensions). First oil was achieved at North Amethyst in May 2010 and at the South White Rose Extension in June 2015. Development of the West White Rose field has been divided into two stages. The first stage achieved first oil in September 2011 and the second stage, the West White Rose Project, was sanctioned in 2017, with production expected to commence in 2026. Suncor’s working interest is 38.6% in the Extensions.

Hebron

Suncor holds a 21.034% interest in the Hebron oilfield, located approximately 340 kilometres southeast of St. John’s and operated by ExxonMobil. The development includes a concrete gravity-based structure that sits on the ocean floor. First oil was achieved in November 2017.

Other Assets

Suncor holds interests in 48 significant discovery licences.

Distribution of Products

Field production is transported by shuttle tanker from offshore installations and delivered directly to customers or to the Newfoundland transshipment terminal in Placentia Bay, where it is loaded onto tankers for transport to markets in Eastern Canada, the U.S., Europe, Latin America and Asia. Suncor has a 14% ownership interest in the transshipment facility and marine transportation assets for East Coast Canada.

E&P International – Assets and Operations

International

Libya

Suncor is a signatory to seven exploration and production sharing agreements (EPSAs) in Libya with the National Oil Corporation (NOC). Under the EPSAs, Suncor pays 100% of the exploration costs, 50% of the development costs and 12% of the operating costs. The development, operating and eligible exploration costs are recovered through a 12% share of production (cost recovery oil). Any cost recovery oil remaining after Suncor’s costs have been recovered is shared between Suncor and the NOC based on several factors. The EPSAs expire on December 31, 2032, but include an initial five-year extension through the end of 2037.

Since 2013, production and liftings in Libya have been intermittent due to ongoing political unrest, and the remaining value of Suncor’s assets in Libya was impaired in 2015. The timing of a return to normal operations in Libya remains uncertain due to continued political unrest.

The estimated cost of Suncor’s remaining exploration work program commitment as at December 31, 2025, is US$349 million. Suncor declared force majeure for all exploration commitments in Libya effective December 14, 2014, and this declaration remains in effect.

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Syria

In December 2011, sanctions were imposed due to political unrest in Syria, and Suncor declared force majeure under its contractual obligations, suspending its operations in the country. The company ceased recording all production and revenue associated with its Syrian assets and the remaining value of the Suncor assets in Syria was impaired to zero in 2013.

Sales of Principal Products

Sales arrangements are made on a spot basis and incorporate pricing that is generally determined on a daily or monthly basis in relation to a specified market reference price. Suncor does not typically enter into long-term supply arrangements to sell its production from its E&P segment.

In Libya, crude oil is marketed by the NOC on behalf of Suncor.

Exploration and Production Sales Summary:

	2025		2024
		% Operating		% Operating
Crude Oil Sales Volumes	mbbls/d	Revenues	mbbls/d	Revenues
E&P Canada	56.2	94	52.2	93
E&P International(1)	3.6	6	4.0	7
Total Exploration and Production	59.8	100	56.2	100

(1)	Production volumes for Libya on an economic basis.

Refining and Marketing

Suncor’s R&M segment consists of two primary operations: the refining and supply operations and the sales and marketing operations, as well as the infrastructure supporting the marketing supply of refined products, crude oil, and byproducts.

Refining and Supply – Assets and Operations

Refinery Throughputs, Utilizations and Yields

Average Daily Crude Throughput	Montreal		Sarnia		Edmonton		Commerce City
(mbbls/d, except as noted)	2025	2024	2025	2024	2025	2024	2025	2024
Sweet SCO	40.5	28.1	40.1	35.7	55.2	60.8	—	—
Sour SCO	—	—	31.6	26.9	43.6	49.6	12.3	11.6
Diluted bitumen	33.1	27.6	—	—	37.8	42.9	15.4	11.8
Sweet conventional	73.7	70.5	0.5	3.1	6.1	—	65.9	65.4
Sour conventional	1.7	7.4	17.3	14.4	—	—	5.5	9.3
Total	149.0	133.6	89.5	80.1	142.7	153.3	99.1	98.1
Total Capacity	137	137	85	85	146	146	98	98
Utilization (%)	109	97	105	94	98	105	101	100

Refined Petroleum Production Yield Mix	Montreal		Sarnia		Edmonton		Commerce City
(%)	2025	2024	2025	2024	2025	2024	2025	2024
Gasoline	40	40	47	46	43	43	50	50
Distillates	41	42	40	37	52	52	33	33
Other	19	18	13	17	5	5	17	17

Montreal Refinery

The Montreal refinery has a flexible configuration that allows processing of sweet SCO from the company’s Oil Sands segment, WCS, conventional crude oil and intermediate feedstock. Crude oil for the refinery can be supplied through several channels, including via Enbridge’s Line 9, by marine transportation and by rail.

Products from the Montreal refinery are distributed primarily across Quebec and Ontario. Refined products are delivered to distribution terminals and customers via the Trans-Northern Pipeline, truck, rail and marine vessels.

Sarnia Refinery

The Sarnia refinery processes SCO from the company’s Oil Sands segment and conventional crude oil purchased from third parties. Crude oil is supplied to the refinery primarily via the Enbridge Mainline and Lakehead pipeline systems. Suncor procures conventional crude oil feedstock primarily from Western Canada and can supplement supply with purchases from the U.S.

Products from the Sarnia refinery are primarily distributed in Ontario. Refined products are delivered to distribution terminals in Ontario via the Sun-Canadian Pipeline or delivered to customers directly via marine vessel and rail. The Sarnia refinery also has limited access to pipelines

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delivering refined products into the U.S.

Other Facilities

Suncor operates Canada’s largest ethanol facility, the St. Clair ethanol plant in the Sarnia-Lambton region of Ontario. In 2025, the plant produced 390 million litres of ethanol (2024 - 402 million litres).

Edmonton Refinery

The Edmonton refinery processes a wide range of feedstocks sourced from Suncor’s Oil Sands segment and other producers in Alberta’s Wood Buffalo and Cold Lake regions. Crude oil is supplied to the refinery via company-owned and third-party pipelines.

Products from the Edmonton refinery are delivered to distribution terminals across Canada via the Alberta Products Pipeline, the Trans Mountain Pipeline, the Enbridge pipeline system, by rail, or delivered to customers directly via truck and rail.

Commerce City Refinery

The Commerce City Refinery, which is comprised of two small refineries and three plants, processes crude feedstocks that are sourced from the U.S., Suncor’s Oil Sands segment and other Canadian sources. Crude oil is supplied to the Commerce City Refinery primarily by pipeline, with the remainder transported via truck.

Products from the refinery are mostly sold to commercial, retail and wholesale customers in Colorado and Wyoming. Refined products are distributed by truck, rail and pipeline.

Other Facilities

Suncor imports, primarily ethanol and hydrotreated renewable diesel, and exports refined products through its Burrard distribution terminal located on the west coast of British Columbia and exports refined products through the Parachem facility located in Montreal, Quebec. The Burrard distribution terminal has total export capacity of 40 mbbls/d. Parachem has an export capacity of 12 mbbls/d.

Distribution Terminals and Pipelines

Suncor owns and operates 14 major refined product terminals across Canada (including terminals adjacent to refineries) and three product terminals in Colorado. Combined with access to facilities under long-term contractual arrangements with other parties, Suncor’s North American assets are sufficient to meet the R&M segment’s current storage and distribution needs.

As at December 31, 2025, Suncor’s ownership interests in certain pipelines were as follows:

Pipeline	Ownership	Type	Origin	Destinations
Portland-Montreal Pipeline	100.00%	Crude oil	Portland, Maine	Montreal, Quebec
Trans-Northern Pipeline	33.30%	Refined product	Montreal, Quebec	Ontario – Ottawa, Toronto & Oakville
Sun-Canadian Pipeline	55.00%	Refined product	Sarnia, Ontario	Ontario – Toronto, London & Hamilton
Alberta Products Pipeline	35.00%	Refined product	Edmonton, Alberta	Calgary, Alberta
Rocky Mountain Crude Pipeline	100.00%	Crude oil	Guernsey, Wyoming	Denver, Colorado
Centennial Pipeline	100.00%	Crude oil	Guernsey, Wyoming	Cheyenne, Wyoming
Oil Sands Pipeline	100.00%	Crude oil	Fort McMurray, Alberta	Edmonton, Alberta

Sales and Marketing – Assets and Operations

Suncor’s retail network operates nationally in Canada primarily under the Petro-Canada™ brand. Selected locations along the Trans-Canada Highway are part of Canada’s Electric Highway™, a network of fast-charging electric vehicle stations. Suncor’s Canadian retail network averaged approximately 4.3 million litres per site of gasoline sales in 2025 (2024 - 4.2 million litres).

Suncor’s Colorado retail network consists of 44 owned or leased Shell™, Exxon™ or Mobil™ branded outlets. Suncor also has product supply agreements with 94 Shell-branded sites in both Colorado and Wyoming, and with 55 Exxon and Mobil-branded sites in Colorado.

Marketing activities from the retail network also generate revenues from convenience store sales and car washes.

Suncor has continued high-grading its retail network by investing in top-tier locations, enhancing quick serve restaurant offerings and rebranding of additional sites to the Petro-Canada™ brand through the Canadian Tire Corporation arrangement.

Suncor’s wholesale operations sell refined products into farm, home heating, paving, small industrial, commercial and truck markets, and directly to large industrial and commercial customers and independent marketers. Through its PETRO-PASS™ network, Suncor is a national marketer to the commercial road transport segment in Canada.

Retail and Wholesale Summary

Suncor’s retail network consists of the following branded outlets supplied with Suncor fuel. These outlets are comprised of Suncor owned or

Annual Information Form 2025 Suncor Energy Inc. 11

leased locations, as well as third-party sites branded and supplied with branded fuel through Suncor.

	As at December 31
Locations	2025	2024
Retail Stations – Canada(2)
Suncor Owned Locations	765	765
Branded Dealer Locations	967	873
	1 732	1 638
Retail Stations – U.S.
Shell-branded retail stations – Colorado/Wyoming	129	124
Exxon-branded retail stations – Colorado	42	65
Mobil-branded retail stations – Colorado	22	27
	193	216
Wholesale Cardlock Sites – Canada
Petro-Canada-branded sites (PETRO-PASS)	319	320

(1)	Shell™ is a registered U.S. trademark of Shell Trademark Management B.V., and Exxon™ and Mobil™ are registered U.S. trademarks of Exxon Mobil Corporation.
(2)	Within retail stations located in Canada, Suncor holds the license for the Sunoco brand in Canada and operates one Sunoco-branded site.

Refined Products Sales Volumes

	2025		2024
		% Operating		% Operating
Sales Volumes	mbbls/d	Revenues	mbbls/d	Revenues
Gasoline (includes motor and aviation gasoline)
Eastern North America	129.5		118.6
Western North America	133.0		134.7
	262.5	42	253.3	43
Distillates (includes diesel and heating oils, and aviation jet fuels)
Eastern North America	130.7		116.3
Western North America	143.1		145.6
	273.8	44	261.9	48
Other (includes heavy fuel oil, asphalts, petrochemicals, other)
Eastern North America	45.9		52.7
Western North America	41.1		32.5
	87.0	14	85.2	9
Total Sales Volume	623.3		600.4

Sales volumes for specific products are moderately affected by seasonal cycles: gasoline sales are typically higher during the summer driving season; heating oil sales are typically higher during the winter season; diesel sales are typically higher during the drilling season at the beginning of the year in Western Canada and during agricultural planting and harvest seasons in early spring and late summer, respectively; and asphalt sales are typically higher during the summer construction paving period. Suncor has the flexibility to modify refinery inputs and outputs to match production yields with anticipated product demands. Suncor also has the flexibility to import and export refined products to optimize domestic seasonal cycles and to capture incremental margins from market dislocations.

Sales volumes can also be impacted when refineries undergo maintenance events. Suncor is able to mitigate this impact through its integrated facilities, inventory management and by purchasing refined products from third parties.

12 Annual Information Form 2025 Suncor Energy Inc.

Other Suncor Businesses

Supply, Trading and Optimization (ST&O)

Suncor’s ST&O organization manages commodity supply, trading, logistics, and price exposure across the value chain, operating across seven major commodity groups with trading offices in Canada, the U.S., and the U.K. It supports both upstream and downstream businesses by maximizing price realizations, managing inventories, mitigating market and operational risks, and ensuring efficient delivery through access to key midstream infrastructure. ST&O also optimizes crude and feedstock supply to refineries, moves refined products to domestic and international markets, facilitates reciprocal exchange agreements, secures reliable natural gas supply, and generates incremental margin through trading and asset optimization.

Corporate and Eliminations

The Corporate and Eliminations segment includes activities not directly attributable to any other operating segment. Corporate activities include Suncor’s debt and borrowing costs, expenses not allocated to the company’s businesses, and investments in certain clean technologies.

Intersegment activity includes the sale of product between the company’s segments, primarily relating to crude refining feedstock sold from Oil Sands to R&M.

Annual Information Form 2025 Suncor Energy Inc. 13

Suncor Employees

Suncor’s full- and part-time employees:

As at December 31	2025	2024
Oil Sands	10 105	9 702
Exploration and Production	205	213
Refining and Marketing	2 497	2 502
Corporate	2 617	2 593
Total	15 424	15 010

Approximately 26% of the company’s employees are covered by collective agreements.

ethics, social and environmental policies

Suncor has adopted several policies focused on ethics, social and environmental matters, which are reviewed regularly and accessible to employees and contractors.

Suncor’s standards for the ethical conduct of business are set forth in its Standards of Business Conduct Code (the Code). Topics addressed in the Code include: accounting and business controls, competition and trade; confidentiality; conflict of interest; equal opportunity and respect for people; improper payments; protection and proper use of corporate assets and opportunities; trading in shares and securities; and reports and communications. The Code is supported by a compliance program, under which every Suncor director, officer, employee and contract worker is required to annually complete a training course, and affirm their understanding of the requirements of the Code, and provide confirmation of compliance since their last affirmation or confirmation that any instance of non-compliance has been resolved with the individual’s supervisor. Compliance is reported to Suncor’s Governance Committee of the Board of Directors.

Suncor also has a supplier code of conduct that highlights the values that are important to Suncor and is a guide to the standard of behavior Suncor expects of all suppliers, contractors, consultants and other third parties Suncor does business with. The supplier code of conduct addresses topics such as safety, human rights, harassment, bribery and corruption and confidential information, among others. Compliance with the supplier code of conduct is a standard term of all Suncor supply chain contracts.

Suncor’s Human Rights Policy is intended to ensure that Suncor is not complicit in human rights abuses. The policy makes clear that the scope of Suncor’s human rights due diligence should include its own operations and, where it can influence its third-party business relationships, the operations of others.

Suncor’s Indigenous Relations Policy commits to productive, long-term, and mutually beneficial relationships with Indigenous Peoples. The relationships we build and foster and the interactions we share are based on the principles of honesty, respect, transparency, inclusion, and integrity.

The Environment, Health and Safety (EH&S) policy states that Suncor’s number one priority and core value is Safety Above All Else. The policy affirms Suncor’s commitments to a safe and healthy workplace for all through fostering a culture of safety and environmental responsibility while complying with all applicable EH&S and regulatory requirements to protect the environment and communities in which we operate. Our Operational Excellence Management System (OEMS) is the framework that enables us to meet our EH&S Policy commitments.

14 Annual Information Form 2025 Suncor Energy Inc.

statement of reserves data and other oil and gas information

Date of Statement

The Statement of Reserves Data and Other Oil and Gas Information outlined below is dated February 25, 2026, with an effective date of December 31, 2025. Reserves evaluations have not been updated since the effective date and, therefore, do not reflect changes in the company’s reserves since that date. The preparation date of the Statement of Reserves Data and Other Oil and Gas Information outlined below is January 10, 2026.

Disclosure of Reserves Data

Suncor is subject to the reporting requirements of Canadian securities laws, including the reporting of reserves data in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101).

The reserves data included in this section of the AIF is based upon evaluations conducted by GLJ Ltd. (GLJ), contained in its report dated February 18, 2026 (the GLJ Report). GLJ is an independent qualified reserves evaluator as defined in NI 51-101.

The reserves data summarizes Suncor’s SCO, bitumen, light crude oil and medium crude oil (combined, including immaterial amounts of heavy crude oil) reserves and the net present values of future net revenues for these reserves using forecast prices and costs prior to provision for interest and general and administrative expense. All of Suncor’s reserves are located in Canada as at December 31, 2025.

Advisories – Reserves Data

Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and cost assumptions will be attained and variances could be material. There is no guarantee that the estimates for SCO, bitumen, light, medium and heavy crude oil reserves provided herein will be recovered. Actual SCO, bitumen, light, medium and heavy crude oil volumes recovered may be greater than or less than the estimates provided herein. Readers should review the Abbreviations and definitions and information contained in the notes in the following tables. For additional information, see the section entitled Risk Factors in the company’s annual 2025 MD&A, which section is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Annual Information Form 2025 Suncor Energy Inc. 15

Statement of Reserves Data and Other Oil and Gas Information

Oil and Gas Reserves Tables and Notes

Summary of Oil and Gas Reserves(1)

as at December 31, 2025

(forecast prices and costs)(2)

					Light Crude Oil &
	SCO(3)		Bitumen		Medium Crude Oil(4)		Total
	(mmbbls)		(mmbbls)		(mmbbls)		(mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing
Mining	1 764	1 621	833	770	—	—	2 597	2 391
In Situ	244	200	146	116	—	—	390	316
E&P Canada	—	—	—	—	71	59	71	59
Total Proved Developed Producing	2 009	1 822	979	886	71	59	3 058	2 767
Proved Developed Non-Producing
Mining	—	—	—	—	—	—	—	—
In Situ	—	—	24	18	—	—	24	18
E&P Canada	—	—	—	—	7	6	7	6
Total Proved Developed Non-Producing	—	—	24	18	7	6	31	24
Proved Undeveloped
Mining	—	—	—	—	—	—	—	—
In Situ	1 146	917	445	359	—	—	1 591	1 276
E&P Canada	—	—	—	—	62	57	62	57
Total Proved Undeveloped	1 146	917	445	359	62	57	1 653	1 334
Proved
Mining	1 764	1 621	833	770	—	—	2 597	2 391
In Situ	1 391	1 118	615	493	—	—	2 006	1 610
E&P Canada	—	—	—	—	140	123	140	123
Total Proved	3 155	2 739	1 448	1 263	140	123	4 743	4 125
Probable
Mining	516	447	344	299	—	—	860	746
In Situ	1 422	1 083	309	228	—	—	1 730	1 311
E&P Canada	—	—	—	—	107	83	107	83
Total Probable	1 938	1 530	653	527	107	83	2 698	2 141
Proved Plus Probable
Mining	2 280	2 068	1 177	1 069	—	—	3 457	3 138
In Situ	2 812	2 200	924	721	—	—	3 736	2 921
E&P Canada	—	—	—	—	247	206	247	206
Total Proved Plus Probable	5 092	4 269	2 101	1 790	247	206	7 440	6 265

Please see Notes (1) through (4) at the end of the reserves data section for important information about volumes in this table.

16 Annual Information Form 2025 Suncor Energy Inc.

Reconciliation of Gross Reserves(1)

as at December 31, 2025

(forecast prices and costs)(2)

							Light Crude Oil & Medium
	SCO(3)			Bitumen			Crude Oil(4)			Total
			Proved			Proved			Proved			Proved
			Plus			Plus			Plus			Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls
Mining
December 31, 2024	1 766	431	2 197	1 014	383	1 397	—	—	—	2 780	813	3 593
Extensions & Improved Recovery(5)	—	—	—	—	—	—	—	—	—	—	—	—
Technical Revisions(6)	149	85	234	(131)	(39)	(169)	—	—	—	18	46	65
Discoveries(7)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(8)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions(9)	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(10)	—	—	—	—	—	—	—	—	—	—	—	—
Production(11)	(150)	—	(150)	(51)	—	(51)	—	—	—	(201)	—	(201)
December 31, 2025	1 764	516	2 280	833	344	1 177	—	—	—	2 597	860	3 457
In Situ
December 31, 2024	1 138	1 424	2 562	581	343	923	—	—	—	1 718	1 767	3 485
Extensions & Improved Recovery(5)	233	(23)	210	112	(8)	104	—	—	—	345	(31)	314
Technical Revisions(6)	55	20	75	(20)	(25)	(46)	—	—	—	34	(5)	29
Discoveries(7)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(8)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions(9)	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(10)	—	—	—	—	—	—	—	—	—	—	—	—
Production(11)	(35)	—	(35)	(57)	—	(57)	—	—	—	(92)	—	(92)
December 31, 2025	1 391	1 422	2 812	615	309	924	—	—	—	2 006	1 730	3 736
E&P Canada
December 31, 2024	—	—	—	—	—	—	133	103	236	133	103	236
Extensions & Improved Recovery(5)	—	—	—	—	—	—	22	5	27	22	5	27
Technical Revisions(6)	—	—	—	—	—	—	6	(1)	5	6	(1)	5
Discoveries(7)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(8)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions(9)	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(10)	—	—	—	—	—	—	—	—	—	—	—	—
Production(11)	—	—	—	—	—	—	(21)	—	(21)	(21)	—	(21)
December 31, 2025	—	—	—	—	—	—	140	107	247	140	107	247
Total Canada
December 31, 2024	2 903	1 855	4 759	1 595	725	2 320	133	103	236	4 631	2 684	7 315
Extensions & Improved Recovery(5)	233	(23)	210	112	(8)	104	22	5	27	367	(26)	341
Technical Revisions(6)	203	105	308	(151)	(64)	(215)	6	(1)	5	59	40	99
Discoveries(7)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(8)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions(9)	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(10)	—	—	—	—	—	—	—	—	—	—	—	—
Production(11)	(185)	—	(185)	(108)	—	(108)	(21)	—	(21)	(314)	—	(314)
December 31, 2025	3 155	1 938	5 092	1 448	653	2 101	140	107	247	4 743	2 698	7 440

Please see Notes (1) through (11) at the end of the reserves data section for important information about volumes in this table. Suncor’s resources in Libya and Syria are classified as contingent resources and are not disclosed above.

Annual Information Form 2025 Suncor Energy Inc. 17

Statement of Reserves Data and Other Oil and Gas Information

Notes to Reserves Data Tables

as at December 31, 2025

(1)	Reserves data tables may not add due to rounding.
(2)	See the Notes to the Future Net Revenues tables for information on forecast prices and costs.
(3)	SCO reserves figures include the company’s diesel sales volumes.
(4)

Gross volumes of light crude oil and medium crude oil for E&P Canada includes immaterial quantities of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

(5)

Extensions & improved recovery are additions to the reserves resulting from stepout drilling, infill drilling and implementation of improved recovery schemes. Negative volumes, if any, for probable reserves result from the transfer of probable reserves to proved reserves. In Situ changes were primarily the result of improved recovery estimates. Additionally, the changes reflect the inclusion of newly approved development lands at MacKay River and an increase of facility capacity at Firebag. E&P changes are primarily due to new wells in Hebron and Hibernia and enhanced recovery in Terra Nova.

(6)

Technical revisions include changes in previous estimates resulting from new technical data, revised interpretations, or changes to upgrading volume forecasts. Changes in 2025 are primarily due to new information, including drilling results and ongoing field performance. Mining changes are primarily due to mine plan, geological risks updates, and increased upgrading of bitumen volumes. In Situ and E&P changes are primarily due to production performance updates.

(7)

Discoveries are additions to reserves in reservoirs where no reserves were previously booked as a result of the confirmation of the existence of an accumulation of a significant quantity of potentially recoverable petroleum. There were no discoveries in 2025.

(8)	Acquisitions are additions to reserves estimates as a result of purchasing interests in oil and gas properties. There were no acquisitions in 2025.
(9)	Dispositions are reductions in reserves estimates as a result of selling interests in oil and gas properties. There were no dispositions in 2025.
(10)	Economic factors are changes due primarily to price forecasts, inflation rates or regulatory changes.
(11)	Production quantities may include estimated production for periods near the end of the year when actual production quantities were not available at the time the reserves evaluations were conducted.

Definitions for Reserves Data Tables

In the tables set forth above and elsewhere in this AIF, the following definitions and other notes are applicable:

Gross means:

(a)	in relation to Suncor’s interest in production or reserves, Suncor’s working-interest share before deduction of royalties and without including any royalty interests of Suncor;
(b)	in relation to Suncor’s interest in wells, the total number of wells in which Suncor has an interest; and
(c)	in relation to Suncor’s interest in properties, the total area of properties in which Suncor has an interest.

Net means:

(a)	in relation to Suncor’s interest in production or reserves, Suncor’s working-interest share after deduction of royalty obligations, plus the company’s royalty interests in production or reserves;
(b)	in relation to Suncor’s interest in wells, the number of wells obtained by aggregating Suncor’s working interest in each of the company’s gross wells; and
(c)	in relation to Suncor’s interest in a property, the total area in which Suncor has an interest multiplied by the working interest owned by Suncor.

Reserves Categories

The reserves estimates presented are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. A summary of those definitions is set forth below.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analyses of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates:

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved and probable reserves categories may be divided into developed and undeveloped categories:

Developed reserves are those reserves that are expected to be recovered (i) from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production, or (ii) for mining assets, through installed extraction equipment and infrastructure that is operational at the time of the reserves estimate. The developed category may be subdivided into producing and non-producing.

(a)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production

18 Annual Information Form 2025 Suncor Energy Inc.

must be known with reasonable certainty.

(b)	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production but are shut in, and the date of resumption of production is unknown.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved or probable) to which they are assigned.

Annual Information Form 2025 Suncor Energy Inc. 19

Statement of Reserves Data and Other Oil and Gas Information

Future Net Revenues Tables and Notes

Net Present Values of Future Net Revenues Before Income Taxes(1)

as at December 31, 2025

(forecast prices and costs)

	(in $ millions, discounted at % per year)					Unit Value(2)
	0%	5%	10%	15%	20%	($/bbl)
Proved Developed Producing
Mining	16 380	25 615	21 448	17 126	13 860	8.97
In Situ	12 822	11 186	9 848	8 762	7 879	31.17
E&P Canada	787	1 029	1 140	1 186	1 200	19.26
Total Proved Developed Producing	29 990	37 830	32 435	27 075	22 939	11.72
Proved Developed Non-Producing
Mining	—	—	—	—	—	—
In Situ	753	599	484	398	332	26.61
E&P Canada	253	248	227	201	175	36.97
Total Proved Developed Non-Producing	1 006	846	711	599	507	29.23
Proved Undeveloped
Mining	—	—	—	—	—	—
In Situ	60 816	28 965	15 137	8 507	5 037	11.86
E&P Canada	3 110	2 807	2 489	2 192	1 926	43.43
Total Proved Undeveloped	63 926	31 772	17 626	10 699	6 963	13.22
Proved
Mining	16 380	25 615	21 448	17 126	13 860	8.97
In Situ	74 391	40 750	25 468	17 667	13 248	15.81
E&P Canada	4 150	4 084	3 856	3 579	3 302	31.45
Total Proved	94 922	70 448	50 772	38 373	30 410	12.31
Probable
Mining	20 666	11 837	6 881	4 438	3 131	9.22
In Situ	107 739	27 019	9 547	4 709	2 968	7.28
E&P Canada	6 206	4 808	3 748	2 975	2 411	44.92
Total Probable	134 611	43 664	20 175	12 122	8 509	9.42
Proved Plus Probable
Mining	37 046	37 452	28 329	21 564	16 991	9.03
In Situ	182 131	67 769	35 015	22 376	16 215	11.99
E&P Canada	10 356	8 892	7 603	6 554	5 713	36.90
Total Proved Plus Probable	229 533	114 113	70 948	50 494	38 919	11.32

Please see the Notes at the end of the Future Net Revenues Tables.

20 Annual Information Form 2025 Suncor Energy Inc.

Net Present Values of Future Net Revenues After Income Taxes(1)

as at December 31, 2025

(forecast prices and costs)

(in $ millions, discounted at % per year)
	0%	5%	10%	15%	20%
Proved Developed Producing
Mining	8 300	19 552	16 731	13 331	10 719
In Situ	10 133	8 837	7 769	6 901	6 195
E&P Canada	758	984	1 083	1 120	1 127
Total Proved Developed Producing	19 191	29 374	25 583	21 353	18 041
Proved Developed Non-Producing
Mining	—	—	—	—	—
In Situ	579	461	372	306	255
E&P Canada	218	217	201	179	155
Total Proved Developed Non-Producing	797	678	573	484	410
Proved Undeveloped
Mining	—	—	—	—	—
In Situ	46 656	21 888	11 223	6 153	3 519
E&P Canada	2 261	2 049	1 815	1 592	1 391
Total Proved Undeveloped	48 917	23 937	13 038	7 744	4 911
Proved
Mining	8 300	19 552	16 731	13 331	10 719
In Situ	57 368	31 186	19 365	13 360	9 970
E&P Canada	3 237	3 251	3 099	2 891	2 673
Total Proved	68 905	53 989	39 195	29 582	23 362
Probable
Mining	15 622	9 154	5 220	3 287	2 270
In Situ	82 779	20 636	7 302	3 628	2 304
E&P Canada	4 882	3 774	2 921	2 300	1 849
Total Probable	103 283	33 564	15 443	9 215	6 422
Proved Plus Probable
Mining	23 923	28 707	21 951	16 618	12 989
In Situ	140 147	51 821	26 667	16 987	12 273
E&P Canada	8 118	7 026	6 020	5 190	4 522
Total Proved Plus Probable	172 188	87 554	54 638	38 796	29 784

Please see the Notes at the end of the Future Net Revenues Tables.

Annual Information Form 2025 Suncor Energy Inc. 21

Statement of Reserves Data and Other Oil and Gas Information

Total Future Net Revenues(1)

as at December 31, 2025

(forecast prices and costs)

Future Net
						Revenues		Future Net
					Abandonment	Before		Revenues After
					and	Deducting		Deducting
			Operating	Development	Reclamation	Future Income	Future Income	Future Income
(in $ millions, undiscounted)	Revenue	Royalties	Costs	Costs	Costs	Tax Expenses	Tax Expenses	Tax Expenses
Proved Developed Producing
Mining	248 157	19 694	133 722	32 926	45 435	16 380	8 079	8 300
In Situ	32 300	5 747	10 256	2 475	1 000	12 822	2 689	10 133
E&P Canada	7 137	1 136	2 380	135	2 698	787	30	758
Total Proved Developed Producing	287 594	26 576	146 358	35 536	49 134	29 990	10 799	19 191
Proved Developed Non-Producing
Mining	—	—	—	—	—	—	—	—
In Situ	1 522	366	337	39	27	753	174	579
E&P Canada	758	125	309	37	34	253	35	218
Total Proved Developed Non-Producing	2 280	490	646	76	61	1 006	210	797
Proved Undeveloped
Mining	—	—	—	—	—	—	—	—
In Situ	175 724	34 242	54 443	24 613	1 611	60 816	14 160	46 656
E&P Canada	6 552	518	1 524	1 234	166	3 110	849	2 261
Total Proved Undeveloped	182 276	34 759	55 968	25 847	1 776	63 926	15 008	48 917
Proved
Mining	248 157	19 694	133 722	32 926	45 435	16 380	8 079	8 300
In Situ	209 546	40 354	65 036	27 126	2 638	74 391	17 023	57 368
E&P Canada	14 447	1 779	4 213	1 407	2 898	4 150	914	3 237
Total Proved	472 150	61 826	202 971	61 459	50 971	94 922	26 016	68 905
Probable
Mining	99 867	13 223	44 194	10 450	11 334	20 666	5 044	15 622
In Situ	269 561	61 862	69 069	29 304	1 587	107 739	24 960	82 779
E&P Canada	11 899	2 810	2 088	547	248	6 206	1 324	4 882
Total Probable	381 327	77 895	115 350	40 302	13 168	134 611	31 328	103 283
Proved Plus Probable
Mining	348 024	32 917	177 916	43 377	56 769	37 046	13 124	23 923
In Situ	479 107	102 216	134 105	56 431	4 224	182 131	41 984	140 147
E&P Canada	26 346	4 589	6 301	1 954	3 146	10 356	2 237	8 118
Total Proved Plus Probable	853 477	139 722	318 322	101 761	64 139	229 533	57 345	172 188

Please see the Notes at the end of the Future Net Revenues Tables.

22 Annual Information Form 2025 Suncor Energy Inc.

Future Net Revenues by Product Type(1)

as at December 31, 2025

(forecast prices and costs)

		Unit Value
(before income taxes, discounted at 10% per year)	$ millions	$/bbl(2)
Proved Developed Producing
SCO	23 753	13.04
Bitumen	7 542	8.51
Light Crude Oil & Medium Crude Oil(3)	1 140	19.26
Total Proved Developed Producing	32 435	11.72
Proved
SCO	36 493	13.32
Bitumen	10 424	8.25
Light Crude Oil & Medium Crude Oil(3)	3 856	31.45
Total Proved	50 772	12.31
Proved Plus Probable
SCO	51 270	12.01
Bitumen	12 074	6.74
Light Crude Oil & Medium Crude Oil(3)	7 603	36.90
Total Proved Plus Probable	70 948	11.32

(1)	Figures may not add due to rounding.
(2)	Unit values are net present values of future net revenues before deducting estimated cash income taxes payable, discounted at 10%, divided by net reserves.
(3)	Light crude oil and medium crude oil includes immaterial quantities of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

Notes to Future Net Revenues Tables

In Situ and Mining Future Net Revenues

Future net revenues for SCO include upgraded In Situ and Fort Hills bitumen volumes based on estimated available upgrading capacity and the company’s bitumen supply strategy. The future net revenues include SCO volumes and estimates for upgrader operating and capital costs. For net proved plus probable reserves, approximately 100% of Firebag bitumen production is expected to be upgraded to SCO by 2037. Approximately 44% of Fort Hills bitumen production is expected to be upgraded to SCO.

Power sale revenues and the natural gas fuel expense associated with excess electricity generated from cogeneration facilities at Firebag, Fort Hills, Syncrude and Base Mine are included in future net revenues.

Forecast Prices and Costs

Crude oil, natural gas and other important benchmark reference pricing, as well as inflation and exchange rates utilized in the GLJ Report, were derived using averages of forecasts developed by GLJ (dated January 1, 2026), Sproule Associates Limited (dated December 31, 2025) and McDaniel & Associates Consultants Ltd. (dated January 1, 2026), all of whom are independent qualified reserves evaluators. Benchmark forecast prices have been adjusted for quality differentials and transportation costs applicable to the specific evaluation areas and products. The inflation rates utilized in cost forecasts were 0.0% in 2026 and 2.0% thereafter.

The carbon cost for Alberta based operations is assumed to escalate from $110/tonne in 2026, to $125/tonne in 2027, and then capped at $130/tonne from 2028 onwards. This cap is consistent with the Alberta-Canada Memorandum of Understanding dated November 27, 2025 which provide for the TIER system to ramp up to a minimum effective credit price of $130/tonne. Outside of Alberta, the carbon cost is based on the legislated Greenhouse Gas Pollution Pricing Act (Canada).

Annual Information Form 2025 Suncor Energy Inc. 23

Statement of Reserves Data and Other Oil and Gas Information

Prices Impacting Reserves Tables

				Light Sweet	Pentanes Plus
		WTI Cushing	WCS Hardisty	Edmonton	Edmonton
Forecast	Brent North Sea(1)	Oklahoma(2)	Alberta(3)	Alberta(4)	Alberta(5)	AECO Gas(6)	Exchange Rate
Year	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	US$/Cdn$
2026	63.92	59.92	65.12	77.54	80.01	3.00	0.7275
2027	69.13	65.10	70.43	83.60	86.19	3.30	0.7367
2028	74.36	70.28	76.90	90.18	92.83	3.49	0.7400
2029	76.10	71.93	78.71	92.32	95.05	3.58	0.7400
2030	77.62	73.37	80.29	94.17	96.94	3.65	0.7400
2031	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.7400

(1)	Price used when determining offshore light, medium and heavy crude oil reserves for E&P Canada.
(2)	Price used when determining portions of bitumen reserves presented as In Situ and Mining reserves that are sold at the U.S. Gulf Coast, as well as for determining portions of bitumen pricing for royalty calculation purposes.
(3)	Price used when determining portions of bitumen reserves presented as In Situ and Mining reserves that are sold in Canada, as well as for determining bitumen pricing for royalty calculation purposes.
(4)	Price used when determining SCO reserves presented as In Situ and Mining reserves.
(5)	Price used when determining the cost of diluent associated with bitumen reserves, as well as in determining bitumen pricing for royalty calculation purposes. A bitumen/diluent ratio of approximately two barrels of bitumen for one barrel of diluent was used for In Situ reserves and a ratio of approximately three barrels of bitumen for one barrel of diluent was used for Mining reserves.
(6)	Price used when determining natural gas input costs for production of SCO and bitumen reserves.

Disclosure of Net Present Values of Future Net Revenues After Income Taxes

Values presented in the table for Net Present Values of Future Net Revenues After Income Taxes reflect income tax burdens of assets at a business area or legal entity level based on tax pools associated with that business area or legal entity. Suncor’s actual corporate legal entity structure for income taxes and income tax planning has not been considered, and, therefore, the total value for income taxes presented in the total future net revenues table may not provide an estimate of the value at the corporate entity level, which may be significantly different.

24 Annual Information Form 2025 Suncor Energy Inc.

Additional Information Relating to Reserves Data

Future Development Costs(1)

as at December 31, 2025

(forecast prices and costs)

								Discounted at
($ millions)	2026	2027	2028	2029	2030	Remainder	Total	10%
Proved
Mining	3 082	3 078	3 104	2 462	2 577	18 622	32 926	18 906
In Situ	1 148	1 405	1 348	635	1 067	21 522	27 126	10 166
E&P Canada	400	231	211	233	207	125	1 407	1 110
Total Proved	4 631	4 715	4 663	3 330	3 852	40 270	61 459	30 181
Proved Plus Probable
Mining	3 415	3 432	3 437	2 607	2 856	27 629	43 377	21 825
In Situ	1 162	1 335	1 126	745	499	51 563	56 431	11 058
E&P Canada	444	311	285	304	247	364	1 954	1 110
Total Proved Plus Probable	5 021	5 077	4 848	3 656	3 602	79 556	101 761	33 992

(1)	Figures may not add due to rounding.

Management believes that internally generated cash flows, existing and future credit facilities and access to capital markets will be sufficient to fund future development costs. Failure to develop those reserves would have a negative impact on future cash flow provided by operating activities.

Interest expense or other costs of external funding are not included in the reserves and future net revenues estimates and could reduce future net revenues. Suncor does not anticipate the costs of funding would make development of any property uneconomic.

Abandonment and Reclamation Costs

The company completes an annual review of its consolidated abandonment and reclamation cost estimates. The estimates are limited to current disturbances and based on the anticipated method and extent of restoration, consistent with legal requirements and the possible future use of the site.

As at December 31, 2025, Suncor estimates its undiscounted, uninflated abandonment and reclamation costs for the current disturbance of its upstream assets to be approximately $21.8 billion (discounted at 10%, approximately $5.1 billion). Suncor estimates that it will incur $1.6 billion of its identified abandonment and reclamation costs during the next three years.

The abandonment and reclamation costs for current and future disturbances of $64.1 billion (inflated and undiscounted) have been deducted from the net present values of the company’s proved and probable reserves.

Annual Information Form 2025 Suncor Energy Inc. 25

Statement of Reserves Data and Other Oil and Gas Information

Gross Proved and Probable Undeveloped Reserves

The tables below outline the gross proved and probable undeveloped reserves and represent undeveloped reserves additions resulting from acquisitions, discoveries, infill drilling, improved recovery and/or extensions in the year when the events first occurred.

Gross Proved Undeveloped Reserves(1)

(forecast prices and costs)

	2023		2024		2025
	First Attributed	Total as at December 31, 2023	First Attributed	Total as at December 31, 2024	First Attributed	Total as at December 31, 2025
SCO (mmbbls)
Mining	—	281	—	277	—	—
In Situ	181	854	—	911	127	1 146
Total SCO	181	1 135	—	1 188	127	1 146
Bitumen (mmbbls)
Mining	—	14	—	—	—	—
In Situ	151	563	9	447	53	445
Total bitumen	151	577	9	447	53	445
Light crude oil & medium crude oil (mmbbls)
E&P Canada(2)	—	60	—	60	13	62
Total light crude oil & medium crude oil	—	60	—	—	13	62
Total (mmbbls)	333	1 772	9	1 694	193	1 653

(1)	Figures may not add due to rounding.
(2)	Includes immaterial amounts of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

Gross Probable Undeveloped Reserves(1)

(forecast prices and costs)

	2023		2024		2025
	First Attributed	Total as at December 31, 2023	First Attributed	Total as at December 31, 2024	First Attributed	Total as at December 31, 2025
SCO (mmbbls)
Mining	—	132	46	193	—	157
In Situ	42	1 085	326	1 342	—	1 348
Total SCO	42	1 217	372	1 534	—	1 505
Bitumen (mmbbls)
Mining	—	2	—	—	—	—
In Situ	7	133	69	277	21	236
Total bitumen	7	135	69	277	21	236
Light crude oil & medium crude oil (mmbbls)
E&P Canada(2)	1	77	—	72	11	70
Total light crude oil & medium crude oil	1	77	—	72	11	70
Total (mmbbls)	49	1 428	442	1 884	32	1 811

(1)	Figures may not add due to rounding.
(2)	Includes immaterial amounts of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

Proved undeveloped and proved plus probable undeveloped reserves are attributed in accordance with COGE Handbook guidelines.

In Situ

Undeveloped In Situ reserves are related only to sustaining pads and well pairs required for current producing or sanctioned projects. Proved undeveloped reserves have been assigned to areas delineated with vertical wells on 80-acre well spacing with 3D seismic control or 40-acre

26 Annual Information Form 2025 Suncor Energy Inc.

spacing without 3D seismic control. Probable undeveloped areas are limited to areas delineated with vertical wells on 320-acre spacing with seismic control or 160-acre spacing without seismic control. Development of undeveloped In Situ reserves is an ongoing process and is a function of estimating excess processing capacity and production decline forecasts from existing In Situ wells. These forecasts align current production and processing constraints (which, in the case of processing constraints, do not permit Suncor to develop all of its undeveloped In Situ reserves within two years), capital spending commitments and future development for the next 10 years, and are updated and approved annually. The production level increase in Firebag has resulted in additional probable undeveloped reserves.

Mining

Undeveloped Mining reserves relate to the Syncrude MLX-E mining area, which received regulatory approval in 2020, and the Lease 934 extension to Aurora North. Construction activities at MLX-E were restarted in 2021 and will continue through 2026. Development of MLX-E requires the relocation of infrastructure and construction of a production haul road from the lease. MLX-E reserves will remain as undeveloped until its major infrastructure components are completed. Further ore body delineation drilling will continue in 2026. Like MLX-W, MLX-E will utilize existing ore processing and extraction facilities at Syncrude’s Mildred Lake operation and is expected to sustain bitumen production levels at Mildred Lake after resource depletion at the Mildred North Mine. The Lease 934 extension will remain as undeveloped until regulatory approval of the amendment application. Lease 934 will extend bitumen production at the Aurora North Mine.

E&P

Undeveloped conventional reserves are mainly associated with future drilling at Hebron, Hibernia and White Rose. Attribution of proved undeveloped and probable undeveloped reserves reflect, where applicable, the respective degrees of certainty with respect to various reservoir parameters, primarily drainage areas and recovery factors. In developing undeveloped conventional reserves, Suncor considers existing facility capacity, capital allocation plans, and remaining reserves availability.

Properties with no Attributed Reserves

Summary of properties to which no reserves are attributed as at December 31, 2025. For lands in which Suncor holds interests in different formations under the same surface area pursuant to separate leases, the area has been counted for each lease.

Country	Gross Hectares	Net Hectares
Canada	1 334 070	634 067
Libya	3 117 800	1 422 900
Syria	345 194	345 194
Total	4 797 064	2 402 161

Suncor’s properties with no attributed reserves range from exploration properties in a preliminary phase of evaluation to discovery areas where tenure to the property is held indefinitely on the basis of hydrocarbon test results, but where economic development is not currently possible or has not yet been sanctioned. Certain properties may be in a relatively mature phase of evaluation, where a significant amount of appraisal or even development has occurred; however, reserves cannot be attributed due to one or more contingencies, such as project sanction, or, in the case of Libya and Syria, political unrest. In many cases where reserves are not attributed to lands containing one or more discovery wells, the key limiting factor is the lack of available production infrastructure. As part of the company’s ongoing process to review the economic viability of its properties, some properties are selected for further development activities, while others are temporarily deferred, sold, swapped or relinquished back to the mineral rights owner.

In 2026, Suncor’s rights to 46,959 net hectares in Canada are scheduled to expire. The lands expiring in 2026 include approximately 21,103 net hectares in East Coast Offshore, 24,320 net hectares in In Situ and 1,536 net hectares in Mining. Substantial portions of expiring lands may have their tenure continued beyond 2026 through the conduct of work programs and/or the payment of prescribed fees to the mineral rights owner.

Work Commitments

Suncor’s properties in Libya have no attributed reserves. Suncor has work commitments primarily for conducting seismic programs and drilling exploration wells, which is common in Libya. As at December 31, 2025, Suncor estimates that the value of the work commitment was US$349 million. Due to the political unrest in Libya, it is uncertain when the work commitments will be incurred.

Oil and Gas Properties and Wells

Oil and gas wells as at December 31, 2025.

	Oil Wells(1)				Natural Gas Wells(1)
	Producing		Non-producing(2)(3)		Producing		Non-producing(2)(3)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta – In Situ(4)	524.0	524.0	84.0	84.0	—	—	—	—
Newfoundland and Labrador	94.0	27.0	9.0	3.3	—	—	—	—
Other International(5)	—	—	423.0	213.1	—	—	6.0	6.0
Total	618.0	551.0	516.0	300.4	—	—	6.0	6.0

(1)	Alberta oil wells and Other International oil and gas wells are onshore, and Newfoundland and Labrador are offshore.
(2)	Non-producing wells include, but are not limited to, wells where there is no near-term plan for abandonment, wells where drilling has finished but the well has not been completed, wells requiring maintenance or workover where the resumption of production is not known, and wells that have been shut in and the date of

Annual Information Form 2025 Suncor Energy Inc. 27

Statement of Reserves Data and Other Oil and Gas Information

resumption of production is not known with reasonable certainty.
(3)	Non-producing wells do not necessarily lead to classification of non-producing reserves.
(4)	SAGD well pairs and multilateral wells are each counted as one well.
(5)	Other International includes wells associated with the company’s operations in Syria and Libya.

Costs Incurred

		Proved Property	Unproved Property
($ millions)	Exploration Costs	Acquisition Costs	Acquisition Costs	Development Costs	Total
Canada – Mining and In Situ	104	—	—	4 271	4 375
Canada – E&P Canada	51	—	—	827	878
Total Canada	155	—	—	5 098	5 253
Other International	4	—	—	—	4
Total	159	—	—	5 098	5 257

Exploration and Development Wells

	Exploratory Wells		Development Wells
Total Number of Wells Completed	Gross	Net	Gross	Net
Canada – Oil Sands
Oil	—	—	36.0	36.0
Service(1)	—	—	20.0	20.0
Stratigraphic test(2)	—	—	947.0	771.6
Total	—	—	1 003.0	827.6
Canada – E&P Canada
Oil	—	—	4.0	0.8
Service(1)	—	—	4.0	0.8
Total	—	—	8.0	1.6
Total Canada
Oil	—	—	40.0	36.8
Service	—	—	24.0	20.8
Stratigraphic test	—	—	947.0	771.6
Total	—	—	1 011.0	829.3

(1)	Service wells for Oil Sands include the injection well in a SAGD well pair, in addition to observation wells, disposal wells and hydrogeological monitoring wells if they have a licence. Service wells for E&P Canada include water and gas injection wells, disposal wells and cuttings reinjection wells.
(2)	Stratigraphic test wells for Oil Sands include core hole drilling wells.

Significant exploration and development activities in 2025 included:

●	For Mining, at Oil Sands Base Mine, asset sustainment activities, the continued development of tailings infrastructure and completion of a new cogeneration facility. At Fort Hills, construction of tailings infrastructure and mine advancement activities. At Syncrude, asset sustainment expenditures, a scheduled turnaround, and the ongoing development of MLX-E.
●	For In Situ, the drilling of new well pairs, infill and sidetracked wells at Firebag and MacKay River are expected to assist in maintaining production levels in future years. Also included are stratigraphic test well and observation well drilling programs.
●	For E&P Canada, spending on the development work at the West White Rose Project and drilling activities at Hebron and Hibernia.

For significant exploration and development activities expected to occur in 2026 and beyond, refer to the Description of Suncor’s Businesses and Additional Information Relating to Reserves Data – Future Development Costs sections in this AIF.

28 Annual Information Form 2025 Suncor Energy Inc.

Production History(1)

2025	Q1	Q2	Q3	Q4	Year Ended
Canada – Oil Sands
Upgraded product (SCO and diesel) production (mbbls/d)
Oil Sands operations	361.3	280.6	370.6	361.9	343.7
Syncrude	206.0	187.4	200.6	224.9	204.8
Inter-asset transfers and consumption	(30.7)	(29.8)	(27.1)	(29.8)	(29.4)
Total upgraded production	536.6	438.2	544.1	557.0	519.1
Non-upgraded bitumen production (mbbls/d)
Oil Sands operations	165.3	162.8	150.4	165.2	160.9
Fort Hills	176.4	162.9	184.1	178.2	175.4
Syncrude	—	9.1	0.1	0.1	2.3
Inter-asset transfers and consumption	(87.4)	(24.6)	(66.5)	(55.1)	(58.3)
Total Oil Sands non-upgraded bitumen production	254.3	310.2	268.1	288.4	280.3
Total production (mbbls/d)	790.9	748.4	812.2	845.4	799.4
Netbacks(3)(4)
Non-upgraded bitumen ($/bbl)
Average price realized(2)	71.13	61.24	65.28	51.96	62.02
Royalties	(10.20)	(8.79)	(9.09)	(7.13)	(8.75)
Operating costs	(19.05)	(20.69)	(19.48)	(19.65)	(19.76)
Netback	41.88	31.76	36.71	25.18	33.51
Upgraded – net SCO and diesel ($/bbl)
Average price realized(2)	96.24	86.43	88.76	80.27	87.79
Royalties	(12.41)	(8.75)	(12.98)	(8.28)	(10.64)
Operating costs	(36.83)	(39.90)	(31.89)	(33.51)	(35.26)
Netback	47.00	37.78	43.89	38.48	41.89
Average Oil Sands segment ($/bbl)
Average price realized(2)	88.28	76.06	80.80	70.86	78.80
Royalties	(11.71)	(8.76)	(11.66)	(7.90)	(9.98)
Operating costs	(31.20)	(32.00)	(27.68)	(28.90)	(29.86)
Netback	45.37	35.30	41.46	34.06	38.96
Exploration and Production - light crude oil & medium crude oil
Exploration and Production Canada (mbbls/d)	55.6	56.4	55.6	62.5	57.5
Total production volumes (mbbls/d)	55.6	56.4	55.6	62.5	57.5
Netbacks(3)(4)
Canada – light crude oil & medium crude oil ($/bbl)
Average price realized(2)	103.82	91.60	92.89	83.32	92.70
Royalties	(19.85)	(17.50)	(16.90)	(11.45)	(16.46)
Operating costs	(20.24)	(17.90)	(18.64)	(16.74)	(18.35)
Netback	63.73	56.20	57.35	55.13	57.89

(1)	Production and liftings in Libya were not material to Suncor, and therefore are not included.
(2)	Average price realized is net of transportation costs and before royalties.
(3)	Netbacks are based on sales volumes.
(4)	Netback is a Non-GAAP financial measure. See the Advisory – Forward-Looking Statements and Non-GAAP Financial Measures section of this AIF.

Annual Information Form 2025 Suncor Energy Inc. 29

Statement of Reserves Data and Other Oil and Gas Information

The following table provides the production volumes(1) on a working-interest basis, before royalties, for each of Suncor’s important fields for the year ended December 31, 2025.

			Light Crude
			Oil & Medium
	SCO	Bitumen	Crude Oil
	mbbls/d	mbbls/d	mbbls/d
Mining – Base Mine	196.4	—	—
Mining – Syncrude	191.4	—	—
Mining – Fort Hills	37.3	128.9	—
Firebag	94.0	118.0	—
MacKay River	—	33.4	—
Hibernia	—	—	14.0
White Rose	—	—	3.8
Terra Nova	—	—	10.7
Hebron(2)	—	—	29.0

(1)	Volumes shown are actual volumes and may differ from the estimated volumes shown in the Reconciliation of Gross Reserves Table.
(2)	The majority of volumes shown for Hebron are heavy crude oil volumes, which is produced as a commingled blend of light, medium and heavy crude oil.

Production Estimates

The production estimates for 2026 that are included in the estimates of proved reserves and probable reserves as at December 31, 2025.

					Light Crude Oil &
	SCO		Bitumen		Medium Crude Oil		Total
	(mbbls/d)(1)		(mbbls/d)(1)		(mbbls/d)(1)(2)		(mbbls/d)(1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total(1)
Proved	491	456	263	237	60	51	814	744
Probable	26	26	16	13	7	6	48	45
Proved Plus Probable	517	482	278	250	67	56	862	789

(1)	Figures may not add due to rounding.
(2)	Includes immaterial quantities of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

The following properties each account for approximately 20% or more of total estimated production for 2026.

Proved

●	From Base Mine Millennium and North Steepbank: 200 mbbls/d of SCO.
●	From Fort Hills: 163 mbbls/d of SCO and bitumen (25 mbbls/d and 138 mbbls/d, respectively).
●	From Firebag: 191 mbbls/d of SCO and bitumen (98 mbbls/d and 93 mbbls/d, respectively).
●	From Syncrude: 167 mbbls/d of SCO.

Proved Plus Probable

●	From Base Mine Millennium and North Steepbank: 213 mbbls/d of SCO.
●	From Fort Hills: 173 mbbls/d of SCO and bitumen (28 mbbls/d and 145 mbbls/d, respectively).
●	From Firebag: 199 mbbls/d of SCO and bitumen (100 mbbls/d and 99 mbbls/d, respectively).
●	From Syncrude: 176 mbbls/d of SCO.

Forward Contracts

Suncor may use financial derivatives to manage its exposure to fluctuations in commodity prices. A description of Suncor’s use of such instruments is provided in the 2025 audited Consolidated Financial Statements and related annual 2025 MD&A.

30 Annual Information Form 2025 Suncor Energy Inc.

Industry Conditions

The oil and natural gas industry is subject to extensive regulations imposed by legislation enacted by various levels of government and, with respect to the export and taxation of oil and natural gas, by agreements among the federal and provincial governments of Canada, as well as the governments of the U.S. and other foreign jurisdictions in which Suncor operates. All governments have the ability to change legislation, and the company is unable to predict what additional legislation or amendments to legislation may be enacted. Suncor may engage in government consultation regarding proposed legislative changes to ensure Suncor’s interests are recognized. The following discussion outlines some of the principal legislation, regulations and agreements that govern Suncor’s operations.

Royalties

Canada

The royalty regime is a significant factor in the profitability of crude oil, NGLs and natural gas production. Crown royalties are determined by governmental regulation or by agreement with governments in certain circumstances, which are subject to change as a result of numerous factors, including political considerations.

Oil sands projects are subject to the royalty framework issued by the Government of Alberta. Under the royalty framework, royalties for oil sands projects are based on a sliding-scale rate of 25% to 40% of net revenue (net revenue royalty or NRR), subject to a minimum royalty within a range of 1% to 9% of gross revenue (gross revenue royalty or GRR) depending on benchmark crude oil pricing. A royalty project remains subject to the minimum royalty (the pre-payout phase) until the project’s cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance (the post-payout phase). During the post-payout phase, the annual royalty paid to the province is the greater of the GRR and NRR.

In 2025, all oil sands projects were in the post-payout phase, with the exception of Fort Hills, which was in the pre-payout phase. Fort Hills was calculated at GRR, while Base Mine, MacKay River, Firebag and Syncrude were calculated at NRR.

Suncor’s East Coast projects are subject to royalty agreements and regulations issued by the Government of Newfoundland and Labrador. The current East Coast royalty regime has a tiered rate structure ranging from a minimum of 1% of gross revenue to a maximum of 42.5% of net revenue, based upon profitability levels. An East Coast project is subject to the minimum royalty (the pre-payout phase) until the project’s cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance (the post-payout phase).

As of December 31, 2025, all producing E&P assets and extensions were in the post-payout phase. Both Terra Nova and White Rose, due to a carry-forward costs balance, were calculated at Gross royalty, while Hebron and Hibernia were calculated at Net royalty.

Other Jurisdictions

For operations in Libya, all government interests, except for income taxes, are presented as royalties and are determined pursuant to EPSAs. The amounts calculated reflect the difference between Suncor’s working interest and the net revenue attributable to Suncor.

Land Tenure

In Canada, crude oil and natural gas are predominantly owned by the respective provincial governments, which grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments.

Environmental Regulations

The company is subject to environmental regulations under a variety of Canadian, U.S. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Governments continue to revise and add new environmental regulations. It is not possible to accurately predict the nature of any future legislative requirements, nor the impacts of those regulatory changes on the company.

Climate Change and GHG Emissions

Suncor operates in many jurisdictions that regulate, or have proposed to regulate, GHG emissions. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. These estimates use the company’s outlook for the carbon price under current and pending GHG regulations, and under various plausible scenarios, to test the company’s business strategy against a range of policy designs.

Environmental regulations and initiatives related to climate change and GHG emissions are described below.

Canadian Federal GHG and Fuel Regulations

The Canadian Net-Zero Emissions Accountability Act legislates Canada’s commitment to achieve net-zero greenhouse gas emissions by 2050 and requires the federal government to set national GHG emission reduction targets on a rolling five-year basis, ten years in advance, necessary to achieve net-zero emissions by 2050. Pursuant to the Paris Agreement, as part of the 2030 Emissions Reduction Plan, the Government of Canada set a goal to reduce GHG emissions economy-wide by 40% to 45% below 2005 levels by 2030. In February 2025, Canada submitted an additional national GHG emission reduction target of 45% to 50% below 2005 levels by 2035 as its Nationally Determined Contribution to the United Nations.

The Clean Fuel Regulations (CFR) became effective July 1, 2023, and require reductions in the carbon intensity of gasoline and diesel fuels supplied into Canada. Credits for the CFR are generated by blending fuels from renewable feedstocks, reducing GHGs at fossil fuel facilities, and for facilitating fuel switching in transportation. Targeted amendments to the CFR are planned in 2026 that could potentially implement a minimum content requirement or credit multiplier for domestically produced low carbon intensity fuel.

Annual Information Form 2025 Suncor Energy Inc. 31

Industry Conditions

The federal Clean Electricity Regulations (CER) were finalized in December 2024 and are designed to further reduce GHG emissions associated with electricity generation across Canada. Suncor has cogeneration assets in Alberta that generate power and can export excess power to the provincial grid. While the CER generally impacts individual provincial grids, the Alberta government signed a memorandum of understanding with the federal government in November 2025 to suspend the CER in the province pending a new carbon pricing agreement expected in 2026.

Canada’s automotive sector is adapting to global trade shifts, leading the federal government to repeal the Zero Emission Vehicle sales mandate and implement a more stringent, but flexible vehicle emissions standards. For the fuel industry, this shift is expected to moderate the pace of decline in liquid fuel demand.

Under Development

In addition to existing federal GHG and fuel regulations, the federal government is developing the following climate-related regulations.

In November 2024, the federal government released a draft regulation for the oil and gas sector GHG emissions cap that proposes to limit emissions through a cap-and-trade system. The proposed emissions cap stringency was 27% below 2026 emissions for the sector. In 2025, as part of the memorandum of understanding between the federal and Alberta governments, the federal government conditionally committed to not implement the emissions cap.

To incentivize investment in decarbonization, the federal government finalized details of an investment tax credit (ITC) for capital invested in carbon capture, utilization and storage (CCUS) in June 2024. The ITC would apply to CCUS projects that permanently store captured CO2, which includes dedicated geological storage in Alberta, Saskatchewan, and British Columbia. The 2025 federal budget reaffirmed this ITC and extended the full crediting period by five years, such that from 2022 to 2035, a 50% ITC for investment in equipment to capture CO2 is proposed for CCUS projects, and a 37.5% ITC for CCUS transportation and storage equipment, with both rates being halved from 2036-2040. The incentive is to encourage the investment of capital in the development and operation of carbon capture, transportation, utilization and storage capacity in Canada.

Provincial GHG and Fuel Regulations

The federal government requires all provinces and territories to have a carbon price, which was $95 per tonne of CO2e in 2025 and is legislated under the Greenhouse Gas Pollution Pricing Act to increase by $15 per tonne of CO2e annually, rising to $170 per tonne of CO2e in 2030. However, provinces and territories have the ability to customize their carbon pricing systems to maintain competitiveness and federal equivalency. In the Canada-Alberta MOU both governments committed to working together to design globally competitive industrial pricing through Alberta’s TIER system. The TIER system will ramp up to a minimum effective credit price of $130/tonne.

In 2025, B.C. and Ontario introduced new domestic biofuel blending mandates. Additionally, ZEV (zero-emission vehicle) sales mandates are being scaled back in Quebec and B.C. that have eased the 2035 sales ban on combustion vehicles, and the federal government has postponed its ZEV sales mandate start date, originally slated to start in 2026.

Alberta

The Technology Innovation and Emissions Reduction Regulation (TIER) is Alberta’s carbon pricing framework for large industrial emitters and applies to Suncor’s industrial assets in the province. Facilities that outperform their reduction targets generate emission performance credits, while those that don’t meet the target, can meet compliance obligations by: (i) using banked or purchased performance credits; (ii) using Alberta-based emission offset credits from qualified GHG reduction projects; and/or (iii) contributing to the TIER fund at the federally regulated ceiling price ($95 per tonne CO₂e in 2025).

The Alberta government has proposed a new Direct Investment mechanism, which could take effect in 2026, allowing TIER-regulated facilities to generate credits from direct investments in GHG reduction technologies to offset compliance obligations. Suncor’s cogeneration facilities further reduce compliance costs, as they produce electricity at a lower GHG intensity than the TIER electricity benchmark.

TIER is structured to maintain equivalency with federal standards. The current annual reduction tightening rate is 2% through 2030, with an additional 2% increase for oil sands facilities in 2029 and 2030. In 2025, a memorandum of understanding between the federal and Alberta governments established a commitment to raise the carbon price to at least $130 per tonne CO₂e. A detailed schedule for future price increases and target tightening is expected in a forthcoming 2026 agreement.

In April 2024, Alberta also launched the Alberta Carbon Capture Incentive Program (ACCIP) to support CCUS development, offering a 12% grant on eligible capital costs for CCUS projects retroactive to January 1, 2022.

British Columbia

CleanBC’s Roadmap to 2030 establishes a series of actions to enable the province to achieve its 2030 emissions reduction target and eventually its net-zero target by 2050. The actions include: a commitment to increase the price on carbon to meet or exceed the federal benchmark; increased clean fuel and energy-efficiency requirements; a reduction of methane emissions from oil and gas by 75% by 2030 and the elimination of all industrial methane emissions by 2035; requirements for new large industrial facilities; and support for innovation in areas like low-carbon hydrogen and negative emissions technology.

Subsequently, British Columbia has updated its low carbon fuel standard to progressively raise the carbon intensity reduction target for gasoline and diesel from 20% to 30% by 2030. Additionally, a new carbon intensity reduction target of 10% by 2030 for jet fuel has been introduced.

Newfoundland and Labrador

Newfoundland and Labrador’s carbon pricing program is a hybrid system comprised of performance standards for large industrial facilities with special provisions for offshore petroleum facilities which must reduce emissions by an equivalent percentage in absolute terms. The regulatory framework is legislated under the Management of Greenhouse Gas Act and associated regulations, which apply to Terra Nova, Hibernia, White Rose and Hebron.

Ontario

Ontario’s Greenhouse Gas Emissions Performance Standards (EPS) applies to Suncor’s Sarnia refinery and St.Clair ethanol plant. The EPS

32 Annual Information Form 2025 Suncor Energy Inc.

requires facilities to pay the carbon price per tonne of CO2e of excess emissions units based on the federal carbon price. In addition, there is also a mechanism to reinvest compliance funds into GHG reduction projects at the regulated facility.

The Cleaner Transportation Fuels Regulation requires fuel suppliers to blend an increasing amount of renewable content in gasoline, to support the provincial government’s goal of reducing GHG emissions by 30% below 2005 levels by 2030.

Quebec

Quebec’s cap-and-trade system for GHG emissions applies to the Montreal refinery, the Montreal Sulphur Plant, and to distributed fuels. Emitters are required to either reduce their emissions or purchase eligible emissions allowances to cover their emissions beyond their allocated emission allowance. The GHG cap and maximum emission allowances are established by the province. Distributed fuels do not receive allocation and must cover 100% of their emissions with the emissions allowance.

The Regulation Respecting the Integration of Low-Carbon-Intensity Fuel Content into Gasoline and Diesel Fuel requires the integration of lower-carbon-intensity fuel content of 10% volume in gasoline and 3% in diesel in 2024, increasing to 15% in gasoline and 10% in diesel by 2030.

U.S. GHG Regulations

The U.S. Environmental Protection Agency (EPA) established a rule mandating that all large facilities report their GHG emissions, which is applicable to Suncor’s Commerce City Refinery. In 2025, EPA proposed to effectively end the Greenhouse Gas Reporting Program. If adopted, the proposed changes would take affect 60 days after publication in the Federal Register.

The State of Colorado passed a suite of energy and climate-change-related legislation that includes setting statewide targets to reduce GHG emissions and the transition of the electricity system to become renewable. The legislation requires several supporting regulations which have been enacted, including Colorado Regulation 27.

Regulation 27 requires the Commerce City Refinery to reduce absolute facility emissions by 1.5% between 2024-2029 and 14% from 2030 and beyond compared to its facility GHG baseline emissions, and to reduce onsite emissions through a GHG Reduction Plan.

Land Use and Natural Resources Management Frameworks

Canadian Land Use and Natural Resources Management

Alberta Land Use and Water Management Regulatory Frameworks

The Lower Athabasca Regional Plan (LARP) addresses land use management in the Lower Athabasca region, which includes the area in which Suncor’s Oil Sands business is located. The management frameworks established under LARP to date include Surface Water Quality and Quantity, Groundwater, Air and Tailings. The regulatory frameworks and guidance required to enable the safe release of treated mine water are under development with both the provincial and federal governments and are needed to support Suncor’s reclamation and closure plans.

Air Quality Regulations

Suncor is also subject to air quality policies and regulations that often require updating or replacing equipment, as well as additional monitoring and reporting requirements. Air quality regulations impacting Suncor’s Canadian operations include federal Base-level Industrial Emissions Requirements and Multi-Sector Air Pollutants Regulations, Canadian Ambient Air Quality Standards, Methane Regulations, and Volatile Organic Compound Regulations. In addition to federal regulations, our sites are also subject to provincial and municipal regulations.

U.S. Land Use and Natural Resources Management

Water Management Regulations

The Colorado Department of Public Health and Environment (CDPHE) issued a renewed water permit for Suncor’s Commerce City Refinery effective May 1, 2024, which contains new and more stringent requirements pertaining to discharge water from refineries (process water and stormwater).

While Suncor supports portions of the new permit, Suncor filed two separate legal challenges to aspects of the new permit challenging 11 categories of new permit conditions, one through an administrative appeal and a second in Colorado state court. In 2025, Suncor entered into settlement agreements with CDPHE that set a pathway to resolve the challenged permit conditions.

Air Quality Regulations

Suncor’s U.S., operations are subject to stringent air quality regulations including the Federal Title V Air Operating Permit, the National Ambient Air Quality Standards, the EPA Regional Haze Rule, National Emissions Standards for Hazardous Air Pollutants, and state level air toxics regulations.

Reclamation

The Government of Alberta’s Mine Financial Security Program (MFSP) ensures the environmental liability associated with the suspension, abandonment, remediation and surface reclamation of oil sands mines and plant sites are resolved by the approval holder. The MFSP requires a base amount of security for each project. Additional security may be required under other MFSP conditions, such as failure to meet reclamation plans, falling below a specified asset to liability ratio, or when the estimated remaining production life of the mine reaches certain milestones. Suncor has complied with these requirements. Results of a review of MFSP by the Government of Alberta in fall 2024 revised certain MFSP industry reporting requirements and clarified criteria for inclusion of probable reserves as well as heat-integrated in situ and mine extension reserves. The revisions applied starting with the MFSP filings in 2025.

Under the Tailings Management Framework (TMF), tailings management plans (TMP) have been approved by the Alberta Energy Regulator (AER) for Suncor’s mines. Updated Suncor Base Plant and Fort Hills TMPs were approved in 2023 and 2024, respectively. Updates to the Syncrude Aurora North and Mildred Lake TMPs were submitted to the AER in 2023, with further updates submitted in 2024, and approvals received in 2025. The AER-regulated TMPs include updated tailings quantities, water quantity and quality, pit lakes and closure landscapes.

Annual Information Form 2025 Suncor Energy Inc. 33

Industry Conditions

Risk Factors

A discussion of Suncor’s risk factors can be found in the “Risk Factors” section in Suncor’s annual 2025 MD&A, which section is incorporated by reference herein and available on the Company’s SEDAR+ profile at www.sedarplus.ca.

Dividends

The Board of Directors has established a practice of paying dividends on Suncor’s common shares on a quarterly basis. Suncor reviews its ability to pay dividends from time to time with regard to legislative requirements, the company’s financial position, financing requirements for growth, cash flow and other factors. Dividends are paid subject to applicable law, if, as and when declared by the Board.

Suncor paid the following common share dividends over the last three years ended December 31:

($ per share)	Year	Q4	Q3	Q2	Q1
2025	2.31	0.60	0.57	0.57	0.57
2024	2.22	0.57	0.55	0.55	0.55
2023	2.11	0.55	0.52	0.52	0.52

34 Annual Information Form 2025 Suncor Energy Inc.

Description of Capital Structure

The company’s authorized share capital is comprised of an unlimited number of common shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares, and an unlimited number of preferred shares issuable in series designated as junior preferred shares.

The holders of common shares are entitled to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each common share held. Common shareholders are entitled to receive any dividend declared by the Board on the common shares and to participate in a distribution of the company’s assets among its shareholders for the purpose of winding up its affairs. The holders of the common shares shall be entitled to share, on a pro rata basis, in all distributions of such assets.

The company has no preferred shares outstanding.

Petro-Canada Public Participation Act

The Petro-Canada Public Participation Act (the PCPPA) requires that the Articles of Suncor include certain restrictions on the ownership and voting of voting shares of the company. Pursuant to the PCPPA, no person, together with associates of that person, may subscribe for, have transferred to that person, hold, beneficially own or control otherwise than by way of security only, or vote in the aggregate, voting shares of Suncor to which are attached more than 20% of the votes attached to all outstanding voting shares of Suncor. Additional restrictions include provisions for suspension of voting rights, forfeiture of dividends, prohibitions against share transfer, compulsory sale of shares, and redemption and suspension of other shareholder rights. The Board may at any time require holders of, or subscribers for, voting shares, and certain other persons, to furnish statutory declarations as to ownership of voting shares and certain other matters relevant to the enforcement of the restrictions. Suncor is prohibited from accepting any subscription for, and issuing or registering a transfer of, any voting shares if a contravention of the individual ownership restrictions results.

Suncor’s Articles, as required by the PCPPA, also include provisions requiring Suncor to maintain its head office in Calgary, Alberta; prohibiting Suncor from selling, transferring or otherwise disposing of all or substantially all of its assets in one transaction, or several related transactions, to any one person or group of associated persons, or to non-residents, other than by way of security only in connection with the financing of Suncor; and requiring Suncor to ensure (and to adopt, from time to time, policies describing the manner in which Suncor will fulfil the requirement to ensure) that any member of the public can, in either official language of Canada (English or French), communicate with and obtain available services from Suncor’s head office and any other facilities where Suncor determines there is significant demand for communication with, and services from, that facility in that language.

Credit Ratings

The following information regarding the company’s credit ratings is provided as it relates to the company’s cost of funds and liquidity. In particular, the company’s ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of the company’s credit rating may also have potentially adverse consequences for the company’s funding capacity for growth projects or access to capital markets; may affect the company’s ability, and the cost, to enter into normal course derivative or hedging transactions; and may require the company to post additional collateral under certain contracts.

The following table shows the ratings issued for Suncor by the rating agencies noted herein. The credit ratings are not recommendations to purchase, hold or sell the debt securities in as much as such ratings do not comment as to the market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely at any time by a rating agency in the future if, in its judgment, circumstances so warrant.

			Canadian	U.S.
			Commercial	Commercial
	Senior		Paper	Paper
	Unsecured	Outlook	Program	Program
Morningstar DBRS (DBRS)	A (low)	Stable	R-1 (low)	Not rated
Moody's Investors Service (Moody's)	Baa1	Stable	Not rated	P-2
Fitch Ratings (Fitch)	BBB+	Stable	Not rated	F-1

DBRS credit ratings on long-term debt are on a rating scale that ranges from AAA to D, representing the range of such securities rated from highest to lowest. A rating of A by DBRS is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality, with the capacity for the payment of financial obligations being substantial, but of a lesser credit quality than an AA rating. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. All rating categories other than AAA and D also contain designations for (high) and (low). The assignment of a (high) or (low) designation within a rating category indicates relative standing within that category. The absence of either a (high) or (low) designation indicates the rating is in the middle of the category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories: “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed. DBRS’s credit ratings on commercial paper are on a short-term debt rating scale that ranges from R1 (high) to D, representing the range of such securities rated from highest to lowest quality. A rating of R-1 (low) by DBRS is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial, with overall strength not as favourable as higher rating categories. Entities in this category may be vulnerable to future events, but qualifying negative factors are considered manageable. The R-1 and R-2 commercial paper categories are denoted by (high), (middle) and (low) designations.

Moody’s credit ratings on long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is the fourth highest of nine categories. Obligations rated Baa are judged to be

Annual Information Form 2025 Suncor Energy Inc. 35

Audit Committee Mandate

medium grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics. For rating categories Aa through Caa, Moody’s appends the numerical modifiers 1, 2 or 3 to each generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a midrange ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories: “Positive”, “Negative”, “Stable” and “Developing”. A Stable outlook indicates a low likelihood of a rating change over the medium term. A rating of P-2 by Moody’s for commercial paper is the second highest of four rating categories and indicates a strong ability to repay short-term debt obligations.

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to BBB (investment grade) and BB to D (speculative grade), which represents the range from highest to lowest quality of such securities rated. The terms “investment grade” and “speculative grade” are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. A rating of BBB+ is within the fourth highest of 11 categories and indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or ”-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one- to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached, or have not been sustained at, a level that would trigger a rating action, but which may do so if such trends continue. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving. A Stable Rating outlook indicates a low likelihood of rating change over a one to two-year period. A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. A rating of F-1 for commercial paper is the highest of seven rating categories for short-term debt issuers. Issuers rated F-1 have the strongest capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Where a liquidity profile is particularly strong, a “+” is added to the assigned rating.

Suncor has paid each of DBRS, Moody’s and Fitch their customary fees in connection with the provision of the above ratings. Suncor has not made any payments to DBRS, Moody’s or Fitch in the past two years for services unrelated to the provision of such ratings.

36 Annual Information Form 2025 Suncor Energy Inc.

Market for Securities

Suncor’s common shares are listed on the TSX and the NYSE. The price ranges and the volumes traded on the TSX in 2025 are as follows:

	Price Range (Cdn$)		Trading Volume
Month	High	Low	(000s)
January	58.58	51.60	108 000
February	58.31	52.70	179 143
March	56.27	48.62	234 060
April	56.08	43.59	119 346
May	51.04	46.34	189 013
June	56.33	49.16	264 950
July	55.22	51.34	81 488
August	57.48	52.95	149 557
September	60.48	54.71	197 812
October	58.48	53.02	101 166
November	64.14	54.55	141 617
December	63.41	57.95	197 964

For information in respect of options to purchase common shares of Suncor and common shares issued upon the exercise of options, see note 25 to the 2025 audited Consolidated Financial Statements, which is incorporated by reference into this AIF and available on SEDAR+ at www.sedarplus.ca.

Annual Information Form 2025 Suncor Energy Inc. 37

Audit Committee Mandate

directors and executive officers

Directors

The following individuals are directors of Suncor. The term of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and Jurisdiction of Residence	Period Served and Independence	Biography

Ian R. Ashby(1)(4) Queensland, Australia	Director since 2022 Independent

Ian Ashby is the former President of BHP Billiton’s iron ore customer sector group. Mr. Ashby has almost 40 years of experience in the mining industry, including 25 years in a wide variety of roles with BHP Billiton in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as project roles in the corporate office, ultimately leading the company’s iron ore business. Since retiring from BHP Billiton in 2012, Mr. Ashby has taken on a number of advisory and board roles with other mining and related organizations. He currently serves as an independent director on the board of Anglo American plc. He has served as a director on the boards of IAMGOLD Corporation, New World Resources PLC, Genco Shipping & Trading, Nevsun Resources Ltd., and Alderon Iron Ore Corp. He has also served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a bachelor of engineering (Mining) degree from the University of Melbourne in Australia.

Patricia M. Bedient(2)(3)(5) Washington, U.S.	Director since 2016 Independent

Patricia Bedient retired as Executive Vice President of Weyerhaeuser Company (Weyerhaeuser), one of the world’s largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as Weyerhaeuser’s Chief Financial Officer. Prior to this, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the Managing Partner for its Seattle office and partner in charge of the firm’s forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc. and Park Hotels and Resorts Inc. and also serves on the Oregon State University Foundation board of trustees, the Overlake Medical Center board of directors and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when The Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. She holds a certificate in Cyber Risk Oversight from the National Association of Corporate Directors. Ms. Bedient received her bachelor’s degree in business administration, with concentrations in finance and accounting, from Oregon State University.

Russell Girling Alberta, Canada	Director since 2021 Independent

Russell (Russ) K. Girling was the President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation (TC Energy), a North American energy infrastructure company, from 2010 until his retirement on December 31, 2020. Mr. Girling joined TC Energy in 1994 and held progressively senior roles during his 26 years with the company, including seven years as Chief Financial Officer. Prior to joining TC Energy in 1994, he worked at Suncor, Northridge Energy Marketing and Dome Petroleum. Mr. Girling is a director and Chair of the board of Nutrien Ltd. Until December 31, 2020, Mr. Girling was a member of the U.S. National Petroleum Council, the U.S. Business Roundtable, and served as a director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. Mr. Girling is a graduate of the Institute of Corporate Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary.

38 Annual Information Form 2025 Suncor Energy Inc.

Name and Jurisdiction of Residence	Period Served and Independence	Biography

Jean Paul Gladu(3)(4) Ontario, Canada	Director since 2020 Independent

Jean Paul (JP) Gladu is currently Principal of Mokwateh an Indigenous consulting firm, and previously served as the President and CEO of the Canadian Council for Aboriginal Business for approximately eight years. Mr. Gladu also serves as the Chief Business Development Officer of Mekapisk EnviroBlu, an Indigenous-owned company. Mr. Gladu has 35 years of experience in the natural resource sector including working with Indigenous communities and organizations, environmental non-government organizations, industry and governments from across Canada and the globe. He currently serves on the board of Superior Plus Corp. He also sits on Domtar’s Sustainability Committee and BHP’s Forum for Corporate Responsibility. He previously served on the boards of Broden Mining, First Nations Major Projects Coalition Advisory Centre, the Institute for Corporate Directors, Ontario Power Generation and Noront Resources, and is the past Chair of the Mikisew Group of Companies. JP is a senior fellow with the Macdonald-Laurier Institute and served as Chancellor of St. Paul’s University College at the University of Waterloo. His leadership has been recognized by the Public Policy Forum as a 2024 Honouree and through the 2024 Premier’s Award for outstanding Ontario college graduates in business. He is a member of the Indigenous Advisory Council for the new Major Projects Office. He has completed a forestry technician diploma from Sault College, obtained an undergraduate degree in forestry from Northern Arizona University, holds an Executive MBA from Queen’s University, holds the ICD.D designation from the Institute of Corporate Directors, and was awarded an honorary doctor of laws degree from Carleton University in 2024 and an honorary doctor of commerce from Lakehead University in 2025.

Jennifer Kneale(1)(2)	Director Since 2026 Independent

Jennifer Kneale is President of Targa Resources Corp., a leading provider of midstream services and one of the largest independent infrastructure companies in North America. Ms. Kneale has extensive experience in the financial services industry. Prior to being appointed President, Ms. Kneale advanced through various roles and eventually served as Chief Financial Officer and President, Finance and Administration. Prior to Targa Resources, Ms. Kneale was a Director at TPH Partners, a middle-market energy private equity fund and prior to that, worked in other private equity, asset management and investment banking roles in the financial services industry. Ms. Kneale served on the Board of Directors of Energy Harbor, a privately owned nuclear generation fleet operator and energy retailer prior to its acquisition by Vistra Corp. Ms. Kneale holds a Bachelor of Arts in Economics, Managerial Studies and Policy Studies from Rice University and currently sits on the Rice University Board of Trustees.

Richard M. Kruger Alberta, Canada	Director since 2023 Non-Independent, Management

Richard M. Kruger is President and Chief Executive Officer of Suncor. Mr. Kruger has over 40 years of experience in the energy industry including extensive experience in the Canadian oil sands. Mr. Kruger was Chairman, President and Chief Executive Officer of Imperial Oil Limited from 2013 until his retirement in December 2019. Mr. Kruger worked for Exxon Mobil Corporation and its predecessor companies since 1981 in various upstream and downstream assignments with responsibilities in Canada, the United States, the former Soviet Union, the Middle East, Africa, and Southeast Asia. Mr. Kruger was Vice President of Exxon Mobil Corporation and president of ExxonMobil Production Company, a division of Exxon Mobil Corporation, with responsibility for ExxonMobil’s global oil and gas producing operations. He holds a mechanical engineering degree from the University of Minnesota and an MBA from the University of Houston.

Brian MacDonald(3)(4) Florida, U.S.	Director since 2018 Independent

Brian MacDonald is President and Chief Executive Officer, and is a director of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries. Prior to joining CDK Global, Inc., Mr. MacDonald served as Chief Executive Officer and President of Hertz Equipment Rental Corporation and served as Interim Chief Executive Officer of Hertz Corporation. Mr. MacDonald previously served as President and Chief Executive Officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners’ acquisition of Sunoco Inc., where Mr. MacDonald had served as Chairman, President and Chief Executive Officer. He was the Chief Financial Officer at Sunoco Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for Computer Sciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., and Sunoco Logistics L.P. Mr. MacDonald holds an MBA from McGill University and a bachelor of science from Mount Allison University.

Annual Information Form 2025 Suncor Energy Inc. 39

Audit Committee Mandate

Name and Jurisdiction of Residence	Period Served and Independence	Biography

Lorraine Mitchelmore(1)(2) Alberta, Canada	Director since 2019 Independent

Lorraine Mitchelmore has over 30 years’ international oil and gas industry experience. She most recently served as President and Chief Executive Officer for Enlighten Innovations Inc., a fuel upgrading technology company. Prior to Enlighten Innovations Inc., she held progressively senior roles at Royal Dutch Shell. Ms. Mitchelmore joined Shell in 2002, becoming President and Country Chair of Shell Canada Limited in 2009, in addition to her role as Executive Vice President of Heavy Oil Americas. Prior to joining Shell, she worked with Petro-Canada (now Suncor Energy Inc.), Chevron and BHP Petroleum in the upstream business units in a combination of technical, exploration & development, and commercial roles. Ms. Mitchelmore is a director of the Bank of Montreal, Cheniere Energy Inc., and has served on the boards of Alberta Investment Management Corporation, Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation. Ms. Mitchelmore holds a bachelor of science (Honours) in geophysics from Memorial University of Newfoundland, a master’s of science in geophysics from the University of Melbourne, Australia and an MBA with Distinction from Kingston Business School in London, England.

Jane Peverett(2)(3) British Columbia, Canada	Director since 2023 Independent

Jane Peverett has over 25 years of experience in the energy sector, primarily in the utility space. In 2009, she retired as President and Chief Executive Officer of the British Columbia Transmission Corporation (BCTC), prior to that having served as BCTC’s Chief Financial Officer from 2003 to 2005. Before joining BCTC, Ms. Peverett held progressively more senior finance and regulatory affairs roles at Westcoast Energy Inc., until her appointment in 2001 as President and Chief Executive Officer of Union Gas Limited. A professional corporate director since 2009, Ms. Peverett has served on numerous corporate boards in the energy, banking, insurance, transportation, utility and media industries in Canada and the U.S. She currently serves on the boards of Canadian Pacific Kansas City Limited, Northwest Natural Holding Company and Capital Power Corporation. Ms. Peverett also serves as Chair of the CSA Group (formerly the Canadian Standards Association). Ms. Peverett holds a bachelor of commerce from McMaster University, a master of business administration from Queen’s University and is a Certified Management Accountant. She is a Fellow of the Society of Management Accountants and holds the ICD.D designation from the Institute of Corporate Directors.

Christopher R. Seasons(1)(4) Alberta, Canada	Director since 2022 Independent

Christopher R. Seasons is a professional engineer with more than 30 years of domestic and international experience in the upstream oil and gas industry. Mr. Seasons is currently a partner at ARC Financial Corporation, an energy-focused private equity firm, and currently serves on the board of Longshore Resources Ltd. Mr. Seasons previously served on the Board of Petronas Energy Canada Ltd. From 2004 until his retirement in June 2014, he served as President of Devon Canada Corporation, a subsidiary of Oklahoma-based Devon Energy Corporation. Mr. Seasons has long been active in the Calgary community with several not-for-profit organizations including the Canadian Association of Petroleum Producers (former Chairman and head of numerous committees), the Alberta Children’s Hospital Foundation (past Chairman), and the United Way of Calgary and Area (past Co-Chair of the annual campaign and board member). Mr. Seasons graduated from Queen’s University with a bachelor of science degree in chemical engineering.

M. Jacqueline Sheppard(3)(4) Alberta, Canada	Director since 2022 Independent

M. Jacqueline Sheppard has held numerous roles as an executive in the energy industry and as a director of public, private and crown corporations. Ms. Sheppard is the former Executive Vice President, Corporate & Legal, of Talisman Energy Inc. where she was responsible for legal affairs, business development, major projects, corporate communications, investor relations, corporate responsibility and government affairs. Ms. Sheppard serves on the board of ARC Resources Ltd., and previously served as Chair on the board of Emera Inc. for more than 10 years. Ms. Sheppard was also a founder and lead director of Black Swan Energy Inc., an Alberta upstream energy company that was private-equity financed and sold to Tourmaline Oil Corp., and a former director of Alberta Investment Management Corporation, Pacific Northwest LNG Ltd., Seven Generations Energy Ltd. and Cairn Energy PLC. Ms. Sheppard was named one of Canada’s Most Powerful Women: Top 100 by the Women’s Executive Network and the National Post from 2002 - 2007. In honour of her exceptional merit and integrity in the legal profession, she was appointed the King’s Counsel designation in 2008. Ms. Sheppard is a Fellow of the Institute of Corporate Directors, Canada’s preeminent distinction for directors. Ms. Sheppard holds a bachelor of arts degree from Memorial University of Newfoundland, and she became a Rhodes Scholar receiving an honours jurisprudence, bachelor of arts and master of arts from Oxford University. She earned her bachelor of laws (Honours) from McGill University and holds an honorary doctor of laws degree from Memorial University of Newfoundland.

40 Annual Information Form 2025 Suncor Energy Inc.

(1)	Environment, Health, Safety and Sustainable Development Committee
(2)	Audit Committee
(3)	Governance Committee
(4)	Human Resources and Compensation Committee
(5)	Ms. Bedient will retire at the conclusion of Suncor’s 2026 annual meeting of shareholders

Annual Information Form 2025 Suncor Energy Inc. 41

Audit Committee Mandate

Executive Officers

The following individuals are the executive officers of Suncor:

Name and Jurisdiction of Residence	Office	Principal Occupation During Past 5 Years
Richard M. Kruger Alberta, Canada	President and Chief Executive Officer	Appointed CEO of Suncor in April 2023. Prior thereto, in retirement from December 2020 to April 2023.
Troy Little Alberta, Canada	Chief Financial Officer

Appointed CFO of Suncor in November 2025. Prior thereto, Senior Vice President, External Affairs from October 2024 to October 2025, VP, Investor Relations from September 2022 to October 2024, and Advisor to a private trust from December 2020 to July 2022.

Adam Albeldawi Alberta, Canada	Chief Human Resources Officer and Senior Vice President, External Affairs

Appointed SVP, External Affairs in November 2025 and appointed CHRO of Suncor in October 2024. Prior thereto, VP In Situ from November 2021 to October 2024 and GM Value Chain Transformation from December 2020 to November 2021.

Kent Ferguson, Alberta Canada	Senior Vice President, Strategy, Sustainability & Corporate Development

Appointed SVP, Strategy, Sustainability & Corporate Development of Suncor in January 2024. Prior thereto, Managing Director and Co-Head of Global Energy at RBC Dominion Securities Inc. from December 2020 to January 2024.

Jacqueline Moore Alberta, Canada	General Counsel & Corporate Secretary

Appointed General Counsel & Corporate Secretary in February 2023. Prior thereto, VP Legal Operations from September 2022 to January 2023, VP External Relations, from July 2021 to September 2022 and VP Government Relations, from December 2020 to July 2021.

Dave Oldreive Alberta, Canada	Executive Vice President, Downstream

Appointed EVP, Downstream in June 2023. Prior thereto, Refinery Manager for ExxonMobil Corporation from February 2021 to June 2023, and Refinery Manager for Imperial Oil Limited from December 2020 to January 2021.

Shelley Powell Alberta, Canada	Senior Vice President, Operational Improvement & Support Services

Appointed SVP, Operational Improvement & Support Services in August 2023. Prior thereto, SVP, In Situ & E&P from September 2021 to August 2023 and SVP Oil Sands Base Plant from December 2020 to August 2021.

Peter Zebedee Alberta, Canada	Executive Vice President, Oil Sands	Appointed EVP, Oil Sands in August 2023. Prior thereto EVP, Mining & Upgrading from April 2022 to August 2023, and CEO of LNG Canada from December 2020 to March 2022.

As at February 24, 2026, the directors and executive officers of Suncor as a group beneficially owned, or controlled or directed, directly or indirectly, 268,801 common shares of Suncor, which represents 0.02% of the outstanding common shares of Suncor. Inclusive of deferred share units, the total share ownership of Suncor’s directors and executive officers as at February 24, 2026, is 862,197 common shares and units of Suncor (for the purpose of share ownership targets, deferred share units are included).

Bankruptcies

As at the date hereof, no director or executive officer of Suncor, or any of their respective personal holding companies, nor any shareholder holding a sufficient number of securities to affect materially the control of Suncor:

(a)

is, or has been within the last 10 years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Gladu, who was an officer of A2A Rail, which obtained creditor protection under Canadian insolvency legislation that was initiated on June 18, 2021. Mr. Gladu ceased to be an officer of A2A Rail on June 2, 2021; or

(b)

has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

The directors and officers of Suncor may be directors or officers of entities that are in competition with or are customers or suppliers of Suncor or certain entities in which Suncor holds an equity investment. As such, these directors or officers may encounter conflicts of interest in the administration of their duties with respect to Suncor. Directors and officers of Suncor are required to disclose the existence of potential conflicts in accordance with Suncor's policies and in accordance with the CBCA.

42 Annual Information Form 2025 Suncor Energy Inc.

Audit Committee Information

The Audit Committee Mandate is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of Ms. Bedient (Chair), Ms. Kneale, Ms. Mitchelmore, and Ms. Peverett. All members are independent and financially literate. The education and experience of each member that has led to the determination of financial literacy is described in the Directors and Executive Officers section of this AIF.

For the purpose of making appointments to the company’s Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the Board. Also, at least one director so nominated must meet the requirements of being an Audit Committee Financial Expert (as defined below) as determined in the judgment of the Board of Directors. The Audit Committee Financial Experts on the Audit Committee are Ms. Bedient, Ms. Kneale, and Ms. Peverett.

Audit Committee Financial Expert

An “Audit Committee Financial Expert” means a person who, in the judgment of the Board of Directors, has the following attributes:

(a)	an understanding of Canadian generally accepted accounting principles and financial statements;
(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;
(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and
(e)	an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

(a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(d)	other relevant experience.

Audit Committee Pre-Approval Policies for Non-Audit Services

Suncor’s Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the company’s auditors’ independence and has a policy governing the provision of these services. A copy of the company’s policy relating to Audit Committee approval of fees paid to the company’s auditors, in compliance with the Sarbanes-Oxley Act of 2002 and applicable Canadian securities laws, is attached as Schedule “B” to this AIF.

Fees Paid to Auditors

Fees paid or payable to the company’s auditors, KPMG LLP (Calgary, Canada), in 2025 and 2024 are as follows:

($ thousands)	2025	2024
Audit fees(1)	7 335	10 842
Audit-related fees	92	331
All other fees	433	570
Total	7 860	11 743

(1)	2024 Audit Fees include charges related to the 2023 audit and enterprise resource planning transition.

Audit fees were paid, or are payable, for professional services rendered by the auditors for the audit of Suncor’s annual financial statements, review of quarterly financial statements, or services provided in connection with statutory and regulatory filings or engagements. Audit-related fees were paid for professional services rendered by the auditors for the audits of employee benefit plans and certain special purpose audits not required by statute or regulation. All other fees primarily relate to advisory services around ESG, translation of documents into French and other miscellaneous services not reported as audit or audit-related. All services described beside the captions “audit fees”, “audit-related-fees” and “all other fees” were approved by the Audit Committee.

Annual Information Form 2025 Suncor Energy Inc. 43

Audit Committee Mandate

Legal Proceedings and Regulatory Actions

There are no legal proceedings in respect of which Suncor is or was a party, or in respect of which any of the company’s property is or was the subject during the year ended December 31, 2025, nor are there any such proceedings known by the company to be contemplated, that involve a claim for damages exceeding 10% of the company’s current assets. In addition, there have not been any (a) penalties or sanctions imposed against the company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2025, (b) any other penalties or sanctions imposed by a court or regulatory body against the company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2025.

interests of management and others in material transactions

No director or executive officer, or any associate or affiliate of these persons has, or has had, any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected, or is reasonably expected to materially affect, Suncor within the three most recently completed financial years or during the current financial year.

transfer agent and registrar

The transfer agent and registrar for Suncor’s common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta; Montreal, Quebec; Toronto, Ontario; and Vancouver, British Columbia; and Computershare Trust Company N.A. in Canton, Massachusetts; Jersey City, New Jersey; and Louisville, Kentucky.

material contracts

During the year ended December 31, 2025, Suncor did not enter into any contracts, nor are there any contracts still in effect, that are material to the company’s business, other than contracts entered into in the ordinary course of business, which are not required to be filed by Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

interests of experts

Reserves contained in this AIF are based in part upon reports prepared by GLJ, Suncor’s independent qualified reserves evaluator. As at the date hereof, none of the partners, employees or consultants of GLJ as a group, through registered or beneficial interests, direct or indirect, held or are entitled to receive more than 1% of any class of Suncor’s outstanding securities, including the securities of the company’s associates and affiliates.

The company’s independent auditors are KPMG LLP, Chartered Professional Accountants (KPMG). KPMG has confirmed with respect to the company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the company under all relevant U.S. professional and regulatory standards.

disclosure pursuant to the requirements of the nyse

As a Canadian issuer listed on the NYSE, Suncor is not required to comply with most of the NYSE’s governance rules and instead may comply with Canadian requirements. As a foreign private issuer, the company is only required to comply with four of the NYSE’s governance rules. These rules provide that (i) Suncor must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act; (ii) the chief executive officer of Suncor must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE rules; (iii) Suncor must provide a brief description of any significant differences between the company’s corporate governance practices and those followed by U.S. companies listed under the NYSE; and (iv) Suncor must provide annual and, as required, written affirmations of compliance with applicable NYSE Corporate Governance Standards.

The company has disclosed in its 2026 management proxy circular, which is available on Suncor’s website at www.suncor.com, significant areas in which the company does not comply with the NYSE Corporate Governance Standards. In certain instances, it is not required to obtain shareholder approval for material amendments to equity compensation plans under TSX requirements, while the NYSE requires shareholder approval of all equity compensation plans. Suncor, while in compliance with the independence requirements of applicable securities laws in Canada (specifically National Instrument 52-110 – Audit Committees) and the U.S. (specifically Rule 10A-3 of the Exchange Act), has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE’s Listed Company Manual in respect of compensation committee advisor independence. Except as described herein, the company is in compliance with the NYSE Corporate Governance Standards in all other significant respects.

additional information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Suncor’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the company’s most recent management proxy circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Suncor’s 2025 audited Consolidated Financial Statements and in the annual 2025 MD&A.

Further information about Suncor, filed with Canadian securities commissions and the U.S. Securities and Exchange Commission (SEC), including periodic quarterly and annual reports and the Form 40-F, is available online on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, Suncor’s Standards of Business Conduct Code is available online at www.suncor.com. Information contained in or otherwise accessible through the company’s website does not form part of this AIF, and is not incorporated into the AIF by reference.

44 Annual Information Form 2025 Suncor Energy Inc.

Advisory – Forward-Looking Statements and Non-GAAP Financial Measures

This AIF contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “potential”, “future”, “opportunity”, “would”, “forecast” and similar expressions.

Forward-looking statements in this AIF include references to:

Suncor’s strategy, business plans and expectations about projects, the performance of assets, production volumes, and capital expenditures, including:

●	The expectation that the CDIP project will extend Upgrader 1’s life by 30 years and reduce future costs;
●	The expected benefits of the increased maintenance intervals, namely that they will result into lower costs, higher utilization rates, and more production between turnarounds;
●	That production from the West White Rose Project will commence in Q4 2026;
●	Expectations regarding the MLX-W and MLX-E programs, including that the MLX-E program will follow MLX-W development with spending starting in 2026, that the MLX-W program will sustain bitumen production levels at the Mildred Lake site after resource depletion at the Mildred North Mine and use existing mining and extraction facilities and that construction activities at MLX-E will continue through 2026;Expectations regarding Lease 934 development, including that Lease 934 will extend bitumen production at the Aurora North Mine;
●	The expectation that AHS will be deployed at Syncrude Mildred Lake in 2026 with Fort Hills to follow and will result in lower costs and improve productivity and safety performance;
●	The upgrading of bitumen production to SCO, including that approximately 100% of Firebag bitumen production is expected to be upgraded to SCO by 2037, and that approximately 44% of Fort Hills bitumen production is expected to be upgraded to SCO.
●	The estimated cost of Suncor’s remaining exploration work program commitment in Libya;
●	The expectation that the drilling of new well pairs and infill and sidetracked wells at Firebag and MacKay River will assist in maintaining production levels in future years;
●	Expectation that ES-SAGD is expected to be ready for deployment in Suncor’s In Situ projects by 2027, and expectations with respect to the performance of ES-SAGD and the EBRT process;
●	Statements about Suncor’s reserves, including reserves volumes, estimates of future net revenues, commodity price forecasts, exchange and interest rate expectations, and production estimates;
●	Significant development activities and costs anticipated to occur or be incurred in 2026, including those identified under the Future Development Costs table in the Statement of Reserves Data and Other Oil and Gas Information section of this AIF; Suncor’s belief that internally generated cash flows, existing and future credit facilities, and accessing capital markets will be sufficient to fund future development costs and that interest expense or other external funding costs on their own would not make development of any property uneconomic; plans for the development of reserves; and the estimated value of work commitments;
●	Estimated abandonment and reclamations costs, and the timing thereof;
●	Expectations about royalties and income taxes and their impact on Suncor;
●	Anticipated effects of and responses to environmental laws and regulations, including climate change and GHG emissions laws and regulations, regulatory permits and Suncor’s estimated compliance costs; and
●	Expectations about changes to laws and the impact thereof.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or

Annual Information Form 2025 Suncor Energy Inc. 45

Audit Committee Mandate

cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainability and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor’s Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals for the company’s operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves and future production estimates; Suncor’s ability to access capital markets at acceptable rates or to issue securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this AIF and the company’s annual 2025 MD&A including under the heading Risk Factors, and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the SEC at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this AIF are made as of the date of this AIF. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures – Netback

Netback is a financial measure that is not prescribed by GAAP. Non-GAAP measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Additional information relating to netback, including disclosure of its composition, an explanation of how netback provides useful information to investors and the additional purposes, if any, for which management uses netback and a quantitative reconciliation of netback to the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP, is contained in the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section within Suncor’s Annual Report for the year ended December 31, 2025, and dated February 25, 2026.

46 Annual Information Form 2025 Suncor Energy Inc.

Schedule “A”

Audit Committee Mandate

The Audit Committee

The by-laws of Suncor Energy Inc. (“Suncor”) provide that the Board of Directors (the “Board”) may establish Board committees to whom certain duties may be delegated by the Board. The Board has established, among others, the Audit Committee, and has approved this mandate, which sets out the objectives, functions and responsibilities of the Audit Committee (the “Committee”).

Objectives

The Committee assists the Board by:

●	monitoring the effectiveness and integrity of the Corporation’s internal controls of Suncor’s business processes, including: financial and management reporting systems, internal control systems;
●	monitoring and reviewing financial reports and other financial matters;
●	selecting, monitoring and reviewing the independence and effectiveness of, and where appropriate replacing, subject to shareholder approval as required by law, external auditors, and ensuring that external auditors are ultimately accountable to the Board and to the shareholders of the Corporation;
●	reviewing the effectiveness of the internal auditors, excluding the Operations Integrity Audit department, which is specifically within the mandate of the Environment, Health & Safety Committee (references throughout this mandate to “Internal Audit” shall not include the Operations Integrity Audit department); and
●	approving on behalf of the Board certain financial matters as delegated by the Board, including the matters outlined in this mandate.

The Committee does not have decision-making authority, except where and to the extent that such authority is expressly delegated by the Board. The Committee conveys its findings and recommendations to the Board for consideration and, where required, decision by the Board.

Constitution

The Terms of Reference of Suncor’s Board set out requirements for the composition of Board committees and the qualifications for committee membership, and specify that the chair and membership of the committees are determined annually by the Board. As required by Suncor’s by-laws, unless otherwise determined by resolution of the Board, a majority of the members of a committee constitute a quorum for meetings of committees, and in all other respects, each committee determines its own rules of procedure.

Functions and Responsibilities

The Committee has the following functions and responsibilities:

Internal Controls

1.

Inquire as to the adequacy of the Corporation's system of internal controls of Suncor’s business processes, and review the evaluation of internal controls by Internal Auditors, and the evaluation of financial and internal controls by external auditors.

2.	Review the results of any internal audit of the Corporation’s Standards of Business Conduct-Compliance Program.
3.

Establish procedures for the confidential submission by employees of complaints relating to any concerns with accounting, internal control, auditing or Standards of Business Conduct Code matters, and periodically review a summary of complaints and their related resolution.

4.	Review the findings of any significant examination by regulatory agencies concerning the Corporation's financial matters.
5.

Periodically review management’s governance processes for information technology resources, to assess their effectiveness in addressing the integrity, the protection and the security of the Corporation's electronic information systems and records.

6.	Review the management practices overseeing officers' expenses and perquisites.

External and Internal Auditors

7.	Evaluate the performance of the external auditors and initiate and approve the engagement or termination of the external auditors, subject to shareholder approval as required by applicable law.
8.	Review the audit scope and approach of the external auditors, and approve their terms of engagement and fees.
9.

Review any relationships or services that may impact the objectivity and independence of the external auditor, including annual review of the auditor’s written statement of all relationships between the auditor (including its affiliates) and the Corporation; review and approve all engagements for non-audit services to be provided by external auditors or their affiliates.

10.

Review the external auditor’s quality control procedures including any material issues raised by the most recent quality control review or peer review and any issues raised by a government authority or professional authority investigation of the external auditor, providing details on actions taken by the firm to address such issues.

11.

Approve the appointment or termination of the Head of Internal Audit and Enterprise Risk, and approve annually the performance assessment and resulting compensation of the Head of Internal Audit and Enterprise Risk as provided by the Chief Financial Officer. Periodically review the

Annual Information Form 2025 Suncor Energy Inc. A-1

Audit Committee Mandate

performance and effectiveness of the Internal Audit function including conformance with The Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing and the Code of Ethics.

12.

Approve the Internal Audit Department Charter, the annual Internal Audit schedule, as well as the Internal Audit budget and resource plan. Review the plans, activities, organizational structure, resource capacity and qualifications of the Internal Auditors, and monitor the department’s independence.

13.	Provide direct and unrestricted access by management, the Internal Auditors and the external auditors to the Board.

Financial Reporting and other Public Disclosure

14.

Review the external auditor’s management comment letter and management’s responses thereto, and inquire as to any disagreements between management and external auditors or restrictions imposed by management on external auditors. Review any unadjusted differences brought to the attention of management by the external auditor and the resolution thereof.

15.

Review with management and the external auditors the financial materials and other disclosure documents referred to in paragraph 16, including any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting including alternative treatments and their impacts.

16.

Review and approve the Corporation’s interim consolidated financial statements and accompanying management’s discussion and analysis (“MD&A”). Review and make recommendations to the Board on approval of the Corporation’s annual audited financial statements and MD&A, Annual Information Form and Form 40-F. Review other material annual and quarterly disclosure documents or regulatory filings containing or accompanying audited or unaudited financial information.

17.

Authorize any changes to the categories of documents and information requiring Committee review or approval prior to external disclosure, as set out in the Corporation’s policy on external communication and disclosure of material information.

18.	Review any change in the Corporation’s accounting policies.
19.	Review with legal counsel any legal matters having a significant impact on the financial reports.

Oil and Gas Reserves

20.	Review with reasonable frequency Suncor’s procedures for:
(A)	the disclosure, in accordance with applicable law, of information with respect to Suncor’s oil and gas activities including procedures for complying with applicable disclosure requirements;
(B)

providing information to the qualified reserves evaluators (“Evaluators”) engaged annually by Suncor to evaluate Suncor’s reserves data for the purpose of public disclosure of such data in accordance with applicable law.

21.

Annually approve the appointment and terms of engagement of the Evaluators, including the qualifications and independence of the Evaluators; review and approve any proposed change in the appointment of the Evaluators, and the reasons for such proposed change including whether there have been disputes between the Evaluators and management.

22.

Annually review Suncor’s reserves data and the report of the Evaluators thereon; annually review and make recommendations to the Board on the approval of (i) the content and filing by the Company of a statement of reserves data (“Statement”) and the report thereon of management and the directors to be included in or filed with the Statement, and (ii) the filing of the report of the Evaluators to be included in or filed with the Statement, all in accordance with applicable law.

Risk Management

23.

Periodically review the policies and practices of the Corporation respecting cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. Conduct periodic review and provide oversight on the specific Suncor Principal Risks which have been delegated to the Committee for oversight.

Pension Plans

24.

Review the assets, financial performance, funding status and strategy of the Corporation’s pension plans, and the Pension Governance Policy including the allocation of fiduciary roles and responsibilities.

Other Matters

25.	Conduct any independent investigations into any matters which come under its scope of responsibilities.
26.	Review any recommended appointees to the office of Chief Financial Officer.
27.	Review and/or approve other financial matters delegated specifically to it by the Board.

Reporting to the Board

28.

Report to the Board on the activities of the Committee with respect to the foregoing matters as required at each Board meeting and at any other time deemed appropriate by the Committee or upon request of the Board.

Approved by resolution of the Board of Directors on November 4, 2024

A-2 Annual Information Form 2025 Suncor Energy Inc.

Schedule “B” – Suncor Energy Inc. Policy and Procedures for Pre-Approval of Audit and Non-Audit Services

Pursuant to the Sarbanes-Oxley Act of 2002 and Multilateral Instrument 52-110, the Securities and Exchange Commission and the Ontario Securities Commission respectively has adopted final rules relating to audit committees and auditor independence. These rules require the Audit Committee of Suncor Energy Inc. (“Suncor”) to be responsible for the appointment, compensation, retention and oversight of the work of its independent auditor. The Audit Committee must also pre-approve any audit and non-audit services performed by the independent auditor or such services must be entered into pursuant to pre-approval policies and procedures established by the Audit Committee pursuant to this policy.

I. Statement of Policy

The Audit Committee has adopted this Policy and Procedures for Pre-Approval of Audit and Non-Audit Services (the “Policy”), which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor will be preapproved. The procedures outlined in this Policy are applicable to all Audit, Audit-related, Tax Services and All Other Services provided by the independent auditor.

II. Responsibility

Responsibility for the implementation of this Policy rests with the Audit Committee. The Audit Committee delegates its responsibility for administration of this policy to management. The Audit Committee shall not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

III. Definitions

For the purpose of these policies and procedures and any pre-approvals:

(a)

“Audit services” include services that are a necessary part of the annual audit process and any activity that is a necessary procedure used by the auditor in reaching an opinion on the financial statements as is required under generally accepted auditing standards (“GAAS”), including technical reviews to reach audit judgment on accounting standards;

The term “audit services” is broader than those services strictly required to perform an audit pursuant to GAAS and include such services as:

(i)	the issuance of comfort letters and consents in connections with offerings of securities;
(ii)	the performance of domestic and foreign statutory audits;
(iii)	Attest services required by statute or regulation;
(iv)	Internal control reviews; and
(v)

Assistance with and review of documents filed with the Canadian Securities administrators, the Securities and Exchange Commission and other regulators having jurisdiction over Suncor and its subsidiaries, and responding to comments from such regulators;

(b)

“Audit-related services” are assurance (e.g., due diligence services) and related services traditionally performed by the external auditors and that are reasonably related to the performance of the audit or review of financial statements and not categorized under “audit fees” for disclosure purposes.

“Audit-related services” include:

(i)	employee benefit plan audits, including audits of employee pension plans;
(ii)	due diligence related to mergers and acquisitions;
(iii)	consultations and audits in connection with acquisitions, including evaluating the accounting treatment for proposed transactions;
(iv)	internal control reviews;
(v)	attest services not required by statute or regulation; and
(vi)	consultations regarding financial accounting and reporting standards.

Non-financial operational audits are not “audit-related” services.

(c)

“Tax services” include, but are not limited to, services related to the preparation of corporate and/or personal tax filings, tax due diligence as it pertains to mergers, acquisitions and/or divestitures, and tax planning;

(d)

“All other services” consist of any other work that is neither an Audit service, nor an Audit-related service nor a Tax service, the provision of which by the independent auditor is not expressly prohibited by Rule 201(c)(7) of Regulation S-X under the Securities and Exchange Act of 1934, as amended. (See Appendix A for a summary of the prohibited services.)

IV. General Policy

The following general policy applies to all services provided by the independent auditor.

●	All services to be provided by the independent auditor will require specific pre-approval by the Audit Committee. The Audit Committee will not approve engaging the independent auditor for services which can reasonably be classified as “tax services” or “all other services” unless a compelling business case can be made for retaining the independent auditor instead of another service provider.

Annual Information Form 2025 Suncor Energy Inc. B-1

●	The Audit Committee will not provide pre-approval for services to be provided in excess of twelve months from the date of the pre-approval, unless the Audit Committee specifically provides for a different period.
●	The Audit Committee has delegated authority to pre-approve services with an estimated cost not exceeding $100,000 in accordance with this Policy to the Chairman of the Audit Committee. The delegate member of the Audit Committee must report any pre-approval decision to the Audit Committee at its next meeting.
●	The Chairman of the Audit Committee may delegate his authority to pre-approve services to another sitting member of the Audit Committee provided that the recipient has also been delegated the authority to act as Chairman of the Audit Committee in the Chairman’s absence. A resolution of the Audit Committee is required to evidence the Chairman’s delegation of authority to another Audit Committee member under this policy.
●	The Audit Committee will, from time to time, but no less than annually, review and pre-approve the services that may be provided by the independent auditor.
●	The Audit Committee must establish pre-approval fee levels for services provided by the independent auditor on an annual basis. On at least a quarterly basis, the Audit Committee will be provided with a detailed summary of fees paid to the independent auditor and the nature of the services provided, and a forecast of fees and services that are expected to be provided during the remainder of the fiscal year.
●	The Audit Committee will not approve engaging the independent auditor to provide any prohibited non-audit services as set forth in Appendix A.
●	The Audit Committee shall evidence their pre-approval for services to be provided by the independent auditor as follows:
(a)	In situations where the Chairman of the Audit Committee pre-approves work under his delegation of authority, the Chairman will evidence his pre-approval by signing and dating the pre-approval request form, attached as Appendix B. If it is not practicable for the Chairman to complete the form and transmit it to the Company prior to engagement of the independent audit, the Chairman may provide verbal or email approval of the engagement, followed up by completion of the request form at the first practical opportunity.
(b)	In all other situations, a resolution of the Audit Committee is required.
●	All audit and non-audit services to be provided by the independent auditors shall be provided pursuant to an engagement letter that shall:
(a)	be in writing and signed by the auditors;
(b)	specify the particular services to be provided;
(c)	specify the period in which the services will be performed;
(d)	specify the estimated total fees to be paid, which shall not exceed the estimated total fees approved by the Audit Committee pursuant to these procedures, prior to application of the 10% overrun;
(e)

include a confirmation by the auditors that the services are not within a category of services the provision of which would impair their independence under applicable law and Canadian and U.S. generally accepted accounting standards.

●	The Audit Committee pre-approval permits an overrun of fees pertaining to a particular engagement of no greater than 10% of the estimate identified in the associated engagement letter. The intent of the overrun authorization is to ensure on an interim basis only, that services can continue pending a review of the fee estimate, and, if required, further Audit Committee approval of the overrun. If an overrun is expected to exceed the 10% threshold, as soon as the overrun is identified, the Audit Committee or its designate must be notified and an additional pre-approval obtained prior to the engagement continuing.

V. Responsibilities of External Auditors

To support the independence process, the independent auditors will:

(a)	Confirm in each engagement letter that performance of the work will not impair independence;
(b)

Satisfy the Audit Committee that they have in place comprehensive internal policies and processes to ensure adherence, world-wide, to independence requirements, including robust monitoring and communications;

(c)	Provide communication and confirmation to the Audit Committee regarding independence on at least a quarterly basis;
(d)	Maintain registration by the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board; and
(e)	Review their partner rotation plan and advise the Audit Committee on an annual basis.

In addition, the external auditors will:

(f)	Provide regular, detailed fee reporting including balances in the “Work in Progress” account;
(g)	Monitor fees and notify the Audit Committee as soon as a potential overrun is identified.

VI. Disclosures

Suncor will, as required by applicable law, annually disclose its pre-approval policies and procedures, and will provide the required disclosure concerning the amounts of audit fees, audit-related fees, tax fees and all other fees paid to its outside auditors in its filings with the SEC.

Approved and Accepted April 28, 2004

B-2 Annual Information Form 2025 Suncor Energy Inc.

Appendix A – Prohibited Non-Audit Services

An external auditor is not independent if, at any point during the audit and professional engagement period, the auditor provides the following non-audit services to an audit client.

Bookkeeping or other services related to the accounting records or financial statements of the audit client. Any service, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements, including:

●	Maintaining or preparing the audit client’s accounting records;
●	Preparing Suncor’s financial statements that are filed with the SEC or that form the basis of financial statements filed with the SEC; or
●	Preparing or originating source data underlying Suncor’s financial statements.

Financial information systems design and implementation. Any service, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements, including:

●	Directly or indirectly operating, or supervising the operation of, Suncor’s information systems or managing Suncor’s local area network; or
●	Designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to Suncor’s financial statements or other financial information systems taken as a whole.

Appraisal or valuation services, fairness opinions or contribution-in-kind reports. Any appraisal service, valuation service or any service involving a fairness opinion or contribution-in-kind report for Suncor, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Actuarial services. Any actuarially-oriented advisory service involving the determination of amounts recorded in the financial statements and related accounts for Suncor other than assisting Suncor in understanding the methods, models, assumptions, and inputs used in computing an amount, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Internal audit outsourcing services. Any internal audit service that has been outsourced by Suncor that relates to Suncor’s internal accounting controls, financial systems or financial statements, unless it is reasonable to conclude that the result of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Management functions. Acting, temporarily or permanently, as a director, officer, or employee of Suncor, or performing any decision-making, supervisory, or ongoing monitoring function for Suncor.

Human resources. Any of the following:

●	Searching for or seeking out prospective candidates for managerial, executive, or director positions;
●	Engaging in psychological testing, or other formal testing or evaluation programs;
●	Undertaking reference checks of prospective candidates for an executive or director position;
●	Acting as a negotiator on Suncor’s behalf, such as determining position, status or title, compensation, fringe benefits, or other conditions of employment; or
●	Recommending, or advising Suncor to hire a specific candidate for a specific job (except that an accounting firm may, upon request by Suncor, interview candidates and advise Suncor on the candidate’s competence for financial accounting, administrative, or control positions).

Broker-dealer, investment adviser or investment banking services. Acting as a broker-dealer (registered or unregistered), promoter, or underwriter, on behalf of Suncor, making investment decisions on behalf of Suncor or otherwise having discretionary authority over Suncor’s investments, executing a transaction to buy or sell Suncor’s investment, or having custody of Suncor’s assets, such as taking temporary possession of securities purchased by Suncor.

Legal services. Providing any service to Suncor that, under circumstances in which the service is provided, could be provided only by someone licenced, admitted, or otherwise qualified to practice law in the jurisdiction in which the service is prohibited.

Expert services unrelated to the audit. Providing an expert opinion or other expert service for Suncor, or Suncor’s legal representative, for the purpose of advocating Suncor’s interest in litigation or in a regulatory or administrative proceeding or investigation. In any litigation or regulatory or administrative proceeding or investigation, an accountant’s independence shall not be deemed to be impaired if the accountant provides factual accounts, including testimony, of work performed or explains the positions taken or conclusions reached during the performance of any service provided by the accountant for Suncor.

Annual Information Form 2025 Suncor Energy Inc. B-3

Appendix B – Pre-Approval Request Form

NATURE OF WORK	ESTIMATED FEES (Cdn$)

Total

Date	Signature

B-4 Annual Information Form 2025 Suncor Energy Inc.

Schedule “C” – Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor

To the board of directors of Suncor Energy Inc. (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2025. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2025, estimated using forecast prices and costs.
2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2025, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

		Location of Reserves	Net Present Value of Future Net Revenue
Independent Qualified	Effective Date of	(Country or Foreign	(before income taxes,
Reserves Evaluator	Evaluation Report	Geographic Area)	10% discount rate, $ millions)
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	December 31, 2025	Oil Sands In Situ, Canada	—	35 015	—	35 015
GLJ Ltd.	December 31, 2025	Oil Sands Mining, Canada	—	28 329	—	28 329
GLJ Ltd.	December 31, 2025	East Coast Canada, Newfoundland Offshore, Canada	—	7 603	—	7 603
			—	70 948	—	70 948

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Ltd., Calgary, Alberta, Canada, February 25, 2026

“Tracy K. Bellingham”

Tracy K. Bellingham, P.Eng.

Executive Vice President

Annual Information Form 2025 Suncor Energy Inc.C-1

Schedule “D” – Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information

Management of Suncor Energy Inc. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

Independent qualified reserves evaluators have evaluated the Company’s reserves data. The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Audit Committee of the board of directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;
(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Audit Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

“Richard M. Kruger”

RICHARD M. KRUGER

President and Chief Executive Officer

“Troy W. Little”

TROY W. LITTLE

Chief Financial Officer

“Russell Girling”

RUSSELL GIRLING

Chair of the Board of Directors

“Patricia M. Bedient”

PATRICIA M. BEDIENT

Chair of the Audit Committee

February 25, 2026

D-1 Annual Information Form 2025 Suncor Energy Inc.

SUNCOR

Suncor Energy Inc.
150 – 6 Avenue S.W.
Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com